CompX®

QUALITY

PERFORMANCE

DEPENDABILITY

Component Excellence • 2025 Annual Report

Message to our Stockholders

CompX delivered a strong performance in 2025, with higher sales, improved income, and solid cash flows. At Security Products, growth in the government security market more than offset softness in a variety of end use sectors. Improved pricing and a favorable product mix supported stronger operating margins despite a higher cost operating environment, resulting in $22.6 million of operating income for the year.

Marine Components also performed well in 2025, benefiting from expanded sales to the industrial and government markets while the recreational marine market began to stabilize after two years of industry-wide contraction. Sales increased 22% compared to 2024, and higher volumes translated into improved operating margins, with operating income reaching $7.5 million for the year.

CompX ended the year with net income of $19.5 million and earnings per share of $1.58.

Sales & Operating Income
$175
$150
$125
$100
$75
$30
$25
$20
$15
$10
$5
$0
$20.5
$25.4
$25.4
$17.0
$22.6
$140.8
$166.6
$161.3
$145.9
$158.3
21
22
23
24
25
Sales
Operating Income
(in millions)

We continue to take pride in our strong service culture and our commitment to delivering innovative, high value products across diversified markets while maintaining disciplined capital allocation. Although the broader manufacturing sector and recreational marine market faced headwinds over the past two years, our focused investment strategy preserved operational strength and supported continued positive financial results. Operating cash flows remained robust at $22.9 million in 2025, enabling the Board of Directors to declare a $1.00 special dividend in the third quarter while maintaining our regular quarterly dividend of $0.30 per share.

Our success continues to be driven by innovation, diversification, and deep customer relationships. At Security Products, we are expanding our portfolio of mechanical and electronic lock solutions, particularly in government security, healthcare, and other markets where demand for reliability, responsiveness and quality is strongest. We remain committed to advancing next generation security solutions that strengthen our competitive position.

In Marine Components, we continue broadening our reach across recreational, industrial, and government segments. Our diversified portfolio and sustained product development efforts position us to serve a wider range of customers, particularly in non recreational markets that have shown greater stability in recent years.

As we enter 2026, we expect modest sales growth in both of our segments. The recreational marine industry is stabilizing, and we expect Marine Components growth to be driven by industrial demand, with recreational activity holding steady. At Security Products, we anticipate sales growth to be largely driven by price increases. We expect operating margins to remain consistent with 2025 as pricing and product mix improvements are balanced against ongoing cost pressures.

Following two years of reduced capital spending, we shifted in 2025 toward investments aimed at enhancing capacity, automation, and manufacturing efficiency. In 2026, we plan to continue making targeted capital investments aligned with demand trends and operational improvement opportunities.

While enacted U.S. federal tariffs have had minimal direct impact on our operations to date, we continue to monitor the evolving trade environment and its potential effects on our suppliers and customers. We believe our strong balance sheet and consistent operating cash flows position us well to sustain dividends and navigate economic uncertainty.

A safe workplace remains central to our culture. We are committed to working closely with our employees to strengthen safety practices and uphold the high standards that define our operations. We remain focused on creating long term value for our stockholders and believe our leadership, skilled workforce, and resilient manufacturing capabilities position us well for continued sustainable growth.

Scott C. James
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___ to ___

Commission file number 1-13905

COMPX INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

Delaware	**57-0981653**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2620
(Address of principal executive offices)
Registrant's telephone number, including area code: (972) 448-1400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock	CIX	NYSE American

No securities registered pursuant to Section 12(g) of the Act.

Indicate by check mark:

If the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registration was required to submit such files). Yes ☒   No ☐

Whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Whether the Registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the 1.6 million shares of voting stock held by nonaffiliates of CompX International Inc. as of June 30, 2025 (the last business day of the Registrant's most recently completed second fiscal quarter) approximated $41.7 million.

As of February 27, 2026, registrant had 12,323,057 shares of Class A common stock, $.01 par value per share, outstanding.

Documents incorporated by reference

The information required by Part III is incorporated by reference from the Registrant's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

PART I

ITEM 1. **BUSINESS**

General

CompX International Inc. (NYSE American: CIX), incorporated in Delaware in 1993, is a leading manufacturer of security products used in the postal, recreational transportation, office and institutional furniture, cabinetry, tool storage, healthcare applications and a variety of other industries. We are also a leading manufacturer of wake enhancement systems, stainless steel exhaust systems, gauges, throttle controls and trim tabs and related hardware and accessories for the recreational marine and various other industries. Our products are principally designed for use in medium to high-end product applications where design, quality and durability are valued by our customers.

At December 31, 2025, NL Industries, Inc. (NYSE: NL) owns approximately 87% of our outstanding common stock, Valhi, Inc. (NYSE: VHI) owns approximately 83% of NL's outstanding common stock and a subsidiary of Contran Corporation owns approximately 91% of Valhi's outstanding common stock. As discussed in Note 1 to our Consolidated Financial Statements, a majority of Contran's outstanding voting stock is held directly by Lisa K. Simmons, and by family stockholders (Thomas C. Connelly (the husband of Ms. Simmons' late sister), a family-owned entity and various family trusts established for the benefit of Ms. Simmons, Mr. Connelly and their children) who are required to vote their shares of Contran voting stock in the same manner as Ms. Simmons. Such voting rights are personal to Ms. Simmons and last through April 22, 2030. The remainder of Contran's outstanding voting stock is held by another trust (the "Family Trust"), which was established for the benefit of Ms. Simmons and her late sister and their children and for which a third-party financial institution serves as trustee. Consequently, at December 31, 2025, Ms. Simmons and the Family Trust may be deemed to control Contran, and therefore may be deemed to indirectly control the wholly-owned subsidiary of Contran, Valhi, NL and us.

Our corporate offices are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240. Our telephone number is (972) 448-1400. We maintain a website at www.compxinternational.com.

Unless otherwise indicated, references in this report to "we," "us," or "our" refer to CompX International Inc. and its subsidiaries taken as a whole.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Statements in this Annual Report that are not historical facts are forward-looking in nature and represent management's beliefs and assumptions based on currently available information. In some cases, you can identify forward-looking statements by the use of words such as "believes," "intends," "may," "should," "could," "anticipates," "expects" or comparable terminology, or by discussions of strategies or trends. Although we believe the expectations reflected in such forward-looking statements are reasonable, we do not know if these expectations will be correct. Such statements by their nature involve substantial risks and uncertainties that could significantly impact expected results. Actual future results could differ materially from those predicted. The factors that could cause actual future results to differ materially from those described herein are the risks and uncertainties discussed in this Annual Report and those described from time to time in our other filings with the U.S. Securities and Exchange Commission (the "SEC") and include, but are not limited to, the following:

- Future supply and demand for our products;

- Changes in our raw material and other operating costs (such as zinc, brass, aluminum, steel and energy costs) or the implementation of tariffs on imported raw materials and our ability to pass those costs on to our customers or offset them with reductions in other operating costs;

- Price and product competition from low-cost manufacturing sources (such as China);

- The impact of pricing and production decisions;

- Customer and competitor strategies including substitute products;

- Our ability to retain key customers;

- Uncertainties associated with new product development and the development of new product features;

- Pending or possible future litigation (such as litigation related to our use of certain permitted chemicals in our production process) or other actions;

- Our ability to protect or defend our intellectual property rights;

- Potential difficulties in integrating future acquisitions;

- Decisions to sell operating assets other than in the ordinary course of business;

- Environmental matters (such as those requiring emission and discharge standards for existing and new facilities);

- The ultimate outcome of income tax audits, tax settlement initiatives or other tax matters, including future tax reform;

- Government laws and regulations and possible changes therein including new environmental, health and safety, sustainability or other regulations;

- General global economic and political conditions that disrupt our supply chain, reduce demand or perceived demand for component products or impair our ability to operate our facilities (including changes in the level of gross domestic product in various regions of the world, natural disasters, terrorist acts, global conflicts and public health crises);

- Operating interruptions (including, but not limited to, labor disputes, leaks, natural disasters, fires, explosions, unscheduled or unplanned downtime, transportation interruptions, certain regional and world events or economic conditions and public health crises);

- The introduction of new, or changes in existing, tariffs, trade barriers or trade disputes (including tariffs imposed by the U.S. government on imports from China and Mexico);

- Technology related disruptions (including, but not limited to, cyber attacks; software implementation, upgrades or improvements; technology processing failures; or other events) related to our technology infrastructure that could impact our ability to continue operations, or at key vendors which could impact our supply chain, or at key customers which could impact their operations and cause them to curtail or pause orders; and

- Possible disruption of our business or increases in the cost of doing business resulting from terrorist activities or global conflicts.

Should one or more of these risks materialize (or the consequences of such development worsen), or should the underlying assumptions prove incorrect, actual results could differ materially from those currently forecasted or expected. We disclaim any intention or obligation to update or revise any forward-looking statement whether as a result of changes in information, future events or otherwise.

Industry Overview

We manufacture engineered components utilized in a variety of applications and industries. We manufacture mechanical and electrical cabinet locks and other locking mechanisms used in postal, recreational transportation, office and institutional furniture, cabinetry, tool storage, and healthcare applications. We also manufacture wake enhancement systems, stainless steel exhaust systems, gauges, throttle controls, trim tabs and related hardware and accessories for the recreational marine and other industries. We continuously seek to diversify into new markets and identify new applications and features for our products, which we believe provide a greater potential for higher rates of earnings growth as well as diversification of risk. See also Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Business Segments

We have two operating business segments – Security Products and Marine Components. For additional information regarding our segments, see "Part II – Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to the Consolidated Financial Statements.

Manufacturing, Operations and Products

Security Products. Our Security Products segment manufactures mechanical and electrical cabinet locks and other locking mechanisms used in a variety of applications including mailboxes, ignition systems, file cabinets, desk drawers, tool storage cabinets, high security medical cabinetry, integrated inventory and access control secured narcotics boxes, electronic circuit panels, storage compartments, gas station security, vending and cash containment machines. Our Security Products segment has one manufacturing facility in Mauldin, South Carolina and one in Grayslake, Illinois which is shared with Marine Components. We believe we are a North American market leader in the manufacture and sale of cabinet locks and other locking mechanisms. These products include:

- disc tumbler locks which provide moderate security and generally represent the lowest cost lock we produce;

- pin tumbler locks which are more costly to produce and are used in applications requiring higher levels of security, including *KeSet®* and *System 64®* (which each allow the user to change the keying on a single lock 64 times without removing the lock from its enclosure), *TuBar®* and *Turbine®*; and

- our innovative *CompX eLock®* and *StealthLock®* electronic locks which provide stand-alone or networked security and audit trail capability for drug storage and other valuables through the use of a proximity card, magnetic stripe, radio frequency or other keypad credential.

A substantial portion of our Security Products' sales consist of products with specialized adaptations to an individual customer's specifications, some of which are listed above. We also have a standardized product line suitable for many customers, which is offered through a North American distribution network to locksmith and smaller original equipment manufacturer ("OEM") distributors via our *STOCK LOCKS®* distribution program.

Marine Components. Our Marine Components segment manufactures and distributes wake enhancement systems, stainless steel exhaust components, gauges, throttle controls, trim tabs and related hardware and accessories primarily for ski/wakeboard boats (towboats) and performance boats. Our Marine Components segment also manufactures and distributes to the industrial market. Our Marine Components segment has a facility in Neenah, Wisconsin and a facility in Grayslake, Illinois which is shared with Security Products. Our specialty Marine Components products are high precision components designed to operate within tight tolerances in the highly demanding marine environment. These products include:

- wake enhancement devices, trim tabs, steering wheels and billet aluminum accessories;

- original equipment and aftermarket stainless steel exhaust headers, exhaust pipes, mufflers and other exhaust components;

- high performance gauges such as GPS speedometers and tachometers;

- mechanical and electronic controls and throttles;

- dash panels, LED indicators and wire harnesses;

- grab handles, pin cleats and other accessories; and

- made to order fabricated metal products primarily to the industrial market.

For information regarding our three principal manufacturing facilities, see "Item 2 – Properties."

Raw Materials

Our primary raw materials are:

- Security Products - zinc and brass (for the manufacture of locking mechanisms).

- Marine Components - stainless steel (for the manufacture of exhaust headers and pipes and wake enhancement systems), aluminum (for the manufacture of throttles and trim tabs) and other components.

These raw materials are purchased from several suppliers, are readily available from numerous sources and accounted for approximately 14% of our total cost of sales for 2025. Total material costs, including purchased components, represented approximately 43% of our cost of sales in 2025.

We occasionally enter into short-term commodity-related raw material supply arrangements to mitigate the impact of future price increases in commodity-related raw materials, including zinc, brass, aluminum and stainless steel. These arrangements generally provide for stated unit prices based upon specified purchase volumes, which help us to stabilize our commodity-related raw material costs to a certain extent. At other times we may make spot buys of larger quantities of raw materials to take advantage of favorable pricing or volume-based discounts. During 2025, we experienced increases in the cost of certain raw materials. Throughout the year, market prices for brass and aluminum experienced a general upward trend. Stainless steel prices were relatively stable in the first part of the year but began increasing during the latter half of the year. Zinc pricing was relatively stable, and we were able to mitigate cost impacts through strategic spot buy purchases. In most cases, commodity raw materials we purchase include processing and conversion costs, such as alloying, extrusion and rolling, which remain elevated due to costs of labor, transportation, and energy. Processing and conversion costs are not expected to decrease. Based on current economic conditions, we expect the prices for zinc, brass, aluminum, stainless steel and other manufacturing materials in 2026 to be more volatile compared to 2025. In addition to supply and demand, governmental actions such as tariffs may impact raw material markets. When purchased on the spot market, each of these raw materials may be subject to sudden and unanticipated price increases. When possible, we seek to mitigate the impact of fluctuations in these raw material costs on our margins through improvements in production efficiencies or other operating cost reductions. In the event we are unable to offset raw material cost increases with other cost reductions, it may be difficult to recover those cost increases through increased product selling prices or raw material surcharges due to the competitive nature of the markets in which we compete. Consequently, overall operating margins can be negatively affected by commodity-related raw material cost pressures. Commodity market prices are cyclical, reflecting overall economic trends, specific developments in consuming industries and speculative investor activities.

Patents and Trademarks

We hold a number of patents relating to our component products, certain of which we believe to be important to us and our continuing business activity. Patents generally have a term of 20 years, and our patents have remaining terms ranging from less than one year to 15 years at December 31, 2025.

Our major trademarks and brand names in addition to *CompX®* include:

Security Products	Security Products	Marine Components
CompX® Security Products™	*Lockview®*	*CompX Marine®*
National Cabinet Lock®	*System 64®*	*Custom Marine®*
Fort Lock®	*SlamCAM®*	*Livorsi® Marine*
Timberline® Lock	*RegulatoR®*	*Livorsi II® Marine*
Chicago Lock®	*CompXpress®*	*CMI Industrial®*
STOCK LOCKS®	*GEM®*	*Custom Marine® Stainless Exhaust*
KeSet®	*Turbine®*	*The #1 Choice in Performance Boating®*
TuBar®	*NARC iD®*	*Mega Rim®*
StealthLock®	*NARC®*	*Race Rim®*
ACE®	*ecoForce®*	*Vantage View®*
ACE® II	*Pearl®*	*GEN-X®*
CompX eLock®		

Sales, Marketing and Distribution

A majority of our component sales are direct to large OEM customers through our factory-based sales and marketing professionals supported by engineers working in concert with field salespeople and independent manufacturer's representatives. We select manufacturer's representatives based on special skills in certain markets or relationships with current or potential customers.

In addition to sales to large OEM customers, a substantial portion of our Security Products sales are made through distributors. We have a significant North American market share of cabinet lock security product sales as a result of the locksmith distribution channel. We support our locksmith distributor sales with a line of standardized products used by the largest segments of the marketplace. These products are packaged and merchandised for easy availability and handling by distributors and end users.

We sell to a diverse customer base with only one customer representing 10% or more of our consolidated net sales in 2025 (United States Postal Service representing 26%). Our largest ten customers accounted for approximately 52% of our consolidated net sales in 2025.

Competition

The markets in which we participate are highly competitive. We compete primarily on the basis of product design, including space utilization and aesthetic factors, product quality and durability, price, on-time delivery, service and technical support. We focus our efforts on the middle and high-end segments of the market, where product design, quality, durability and service are valued by the customer. Our Security Products segment competes against a number of domestic and foreign manufacturers. Our Marine Components segment competes with small domestic manufacturers and is minimally affected by foreign competitors.

Environmental, Social and Governance ("ESG")

We seek to operate our business in line with sound ESG principles that include corporate governance, social responsibility, sustainability and cybersecurity. We believe ESG means conducting operations with high standards of environmental and social responsibility, practicing exemplary ethical standards, focusing on safety as a top priority, respecting human rights and supporting our local communities, and continuously developing our employees. At our facilities, we undertake various environmental sustainability programs, and we promote social responsibility and volunteerism through programs designed to support and give back to the local communities in which we operate. Each of our locations maintains site-specific safety programs and disaster response and business continuity plans. All manufacturing facilities have detailed, site-specific emergency response procedures we believe adequately address regulatory compliance, vulnerability to potential hazards, emergency response and action plans, employee training, alarms and warning systems and crisis communication.

In an effort to align our non-employee directors' financial interests with those of our stockholders, our board of directors established share ownership guidelines for our non-management directors. In addition, we have an insider trading policy that applies to both employees and non-employee directors.

Regulatory and Environmental Matters

We have a history of incorporating environmental management and compliance in our operations and decision making. We operate three manufacturing facilities and our production processes requiring waste-water discharge are consolidated at our Mauldin, South Carolina facility. This facility has received a ReWa Compliance Excellence Award multiple years for its exemplary performance from Renewable Water Resources, an organization which sets regulatory and water policies for the Mauldin facility's geographic region. In addition, we operate extensive scrap metal recycling programs to reduce landfill waste.

Our operations are subject to federal, state and local laws and regulations relating to the use, storage, handling, generation, transportation, treatment, emission, discharge, disposal, remediation of and exposure to hazardous and non-hazardous substances, materials and wastes, some of which are becoming stricter over time. Our operations also are subject to federal, state and local laws and regulations relating to worker health and safety. We believe we are in substantial compliance with all such laws and regulations. To date, the costs of maintaining compliance with such laws and regulations have not significantly impacted our results; however, it is possible future laws and regulations may require us to incur significant additional expenditures.

Human Capital Resources

Employees – Our operating results depend in part on our ability to successfully manage our human capital resources, including attracting, identifying, and retaining key talent. We have a well-trained labor force with a substantial number of long-tenured employees. We provide competitive compensation and benefits to our employees. In addition to salaries, these programs can include annual bonuses, a defined contribution plan with employer matching, a profit sharing plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, family care resources, employee assistance programs and tuition assistance.

We recognize that everyone deserves respect and equal treatment. We embrace diversity and collaboration in our workforce and our business initiatives. We are an equal opportunity employer, and we base employment decisions on merit, competence and qualifications, without regard to race, color, national origin, gender, age, religion, disability, sex, sexual orientation or other characteristics protected by applicable law in the jurisdictions in which we operate. We promote a respectful, diverse and inclusive workplace in which all individuals are treated with respect and dignity.

As of December 31, 2025, we employed 549 people, all in the United States. We believe our labor relations are good.

Health and Safety – Protecting the health and safety of our workforce, our customers, our business partners and the natural environment is one of our core values. We are committed to maintaining a strong safety culture where all workers meet or exceed required industry performance standards, and we continuously seek to improve occupational and process safety performance. We conduct our business in ways intended to provide all personnel with a safe and healthy work environment and have established safety and environmental programs and goals to achieve these results. We expect our manufacturing facilities to produce our products safely and in compliance with local regulations, policies, standards and practices intended to protect the environment and our people, and we have established policies designed to promote compliance. We require our employees to comply with such requirements. We provide our workers with the tools and training necessary to make the appropriate decisions to prevent accidents and injuries. Each of our operating facilities develops, maintains and implements safety programs encompassing key aspects of their operations. In addition, management reviews and evaluates safety performance throughout the year. We monitor conditions that could lead to a safety incident and keep track of injuries through reporting systems in accordance with laws in the jurisdictions in which we operate. We track this data to assess the quality of our safety performance, and we use lost time incidents as a key measure of worker safety. We define lost time incidents as work-related accidents where a worker sustains an injury that results in time away from work. We had one lost time incident in each of 2023 and 2024 and two in 2025.

Website and Available Information

Our fiscal year end is always the Sunday closest to December 31, and our operations are reported on a 52 or 53-week fiscal year. For presentation purposes, annual information in this Form 10-K is presented as ended on December 31. The actual date of our fiscal years ended December 31, 2023, 2024 and 2025 are December 31, 2023, December 29, 2024, and December 28, 2025, respectively. Each of the years ending December 31, 2023, 2024, and 2025 consisted of 52 weeks. We furnish our stockholders with annual reports containing audited financial statements. In addition, we file annual, quarterly and current reports, proxy and information statements and other information with the SEC. We also make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments thereto available free of charge through our website at www.compxinternational.com as soon as reasonably practical after they have been filed with the SEC. We also provide to anyone, without charge, copies of such documents upon written request. Requests should be directed to the attention of the Corporate Secretary at our address on the cover page of this Form 10-K.

Additional information, including our Audit Committee Charter, our Code of Business Conduct and Ethics and our Corporate Governance Guidelines, can also be found on our website. Information contained on our website is not a part of this Annual Report.

The SEC maintains an internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC.

ITEM 1A.   RISK FACTORS

Listed below are certain risk factors associated with us and our businesses. In addition to the potential effect of these risk factors discussed below, any risk factor which could result in reduced earnings, operating losses, or reduced liquidity, could in turn adversely affect our ability to service our liabilities or pay dividends on our common stock or adversely affect the quoted market prices for our securities.

Operational Risk Factors

We operate in mature and highly competitive markets, resulting in pricing pressure and the need to continuously reduce costs.

Many of the markets we serve are highly competitive, with a number of competitors offering similar products. We focus our efforts on the middle and high-end segment of the market where we feel that we can compete due to the importance of product design, quality and durability to the customer. However, our ability to effectively compete is impacted by a number of factors. The occurrence of any of these factors could result in reduced earnings or operating losses.

- Competitors may be able to drive down prices for our products beyond our ability to adjust costs because their costs are lower than ours, especially products sourced from Asia.

- Competitors' financial, technological and other resources may be greater than our resources, which may enable them to more effectively withstand changes in market conditions.

- Competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements.

- Consolidation of our competitors or customers in any of the markets in which we compete may result in reduced demand for our products.

- New competitors could emerge by modifying their existing production facilities to manufacture products that compete with our products.

- We may not be able to sustain a cost structure that enables us to be competitive.

- Customers may no longer value our product design, quality or durability over the lower cost products of our competitors.

Our development of innovative features for current products is critical to sustaining and growing our sales.

Historically, our ability to provide value-added custom engineered products that address requirements of technology and space utilization has been a key element of our success. We spend a significant amount of time and effort to refine, improve and adapt our existing products for new customers and applications. Since expenditures for these types of activities are not considered research and development expense under accounting principles generally accepted in the United States of America ("GAAP"), the amount of our research and development expenditures, which is not significant, is not indicative of the overall effort involved in the development of new product features. The introduction of new product features requires the coordination of the design, manufacturing and marketing of the new product features with current and potential customers. The ability to coordinate these activities with current and potential customers may be affected by factors beyond our control. While we will continue to emphasize the introduction of innovative new product features that target customer-specific opportunities, we do not know if any new product features we introduce will achieve the same degree of success that we have achieved with our existing products. At times we work with new and existing customers on specific product innovations. Sometimes we have a cost sharing arrangement for development efforts although we may also fully bear the development costs. If a customer were to ultimately reject or abandon custom product innovation efforts, we may not be able to recover our development costs.

Higher costs or limited availability of our raw materials could negatively impact our financial results.

Certain raw materials used in our products are commodities that are subject to significant fluctuations in price in response to world-wide supply and demand as well as speculative investor activity. Zinc and brass are the principal raw materials used in the manufacture of security products. Stainless steel and aluminum are the major raw materials used in the manufacture of marine components. These raw materials are purchased from several suppliers and are generally readily available from numerous sources. We occasionally enter into short-term raw material supply arrangements to mitigate the impact of future increases in commodity-related raw material costs and ensure supply. Materials purchased outside of these arrangements are sometimes subject to unanticipated and sudden price increases.

Certain components used in our products are manufactured by foreign suppliers located in China and elsewhere. Global economic and political conditions, including natural disasters, terrorist acts, transportation disruptions, global conflicts or trade wars and public health crises such as pandemics, could prevent our vendors from being able to supply these components. Should our vendors not be able to meet their supply obligations or should we be otherwise unable to obtain necessary raw materials or components, we may incur higher supply costs or may be required to reduce or suspend production. In addition, the imposition of new tariffs or increases in existing tariffs by the U.S. government on imports from China, Mexico or other countries from which we import raw materials and other components could increase our supply costs. Increases in our supply costs may decrease our liquidity or negatively impact our financial condition or results of operations as we may be unable to offset the higher costs with increases in our selling prices or reductions in other operating costs.

Dependence on significant customers could adversely affect our business and results of operations.

For the year ended December 31, 2025, our ten largest customers accounted for approximately 52% of our consolidated net sales, with a single customer accounting for 26% of our consolidated net sales. Because our customers' purchases are made through purchase orders rather than long-term contracts or minimum purchase commitments, order levels can fluctuate significantly from period to period based on customer needs. In addition, significant customers may negotiate more favorable pricing or terms, which may pressure our operating margins. If any significant customer reduces its purchases, loses market share for its end-use products, experiences financial difficulty, changes suppliers, or otherwise alters its relationship with us, demand for our products could decline. Any such reduction in sales could potentially have a material adverse effect on our revenues and results of operations.

Legal, Compliance and Regulatory Risk Factors

We may be subject to litigation, the disposition of which could have a material adverse effect on our results of operations.

The nature of our operations exposes us to possible litigation claims, including disputes with customers and suppliers and matters relating to, among other things, product liability, intellectual property, employment and environmental claims. It is possible that judgments could be rendered against us in these or other types of cases for which we could be uninsured or not covered by indemnity, or which may be beyond the amounts that we currently have reserved or anticipate incurring for such matters. In addition, litigation can be costly, and the costs associated with defending litigation matters could potentially have a material adverse effect on our results of operations.

Failure to protect our intellectual property rights or claims by others that we infringe their intellectual property rights could substantially harm our business.

We rely on patent, trademark and trade secret laws in the United States and similar laws in other countries to establish and maintain our intellectual property rights in our technology and designs. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. Third parties may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Further, we do not know if any of our pending trademark or patent applications will be approved. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our intellectual property rights. In addition, the laws of certain countries do not protect intellectual property rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions, we may be unable to protect our technology and designs adequately against unauthorized third party use, which could adversely affect our competitive position.

Third parties may claim that we or our customers are infringing upon their intellectual property rights. Even if we believe that such claims are without merit, they can be time-consuming and costly to defend and distract our management's and technical staff's attention and resources. Claims of intellectual property infringement might also require us to redesign affected technology, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our technology. If we cannot or do not license the infringed technology on reasonable pricing terms or at all, or substitute similar technology from another source, our business could be adversely impacted.

Climate change laws and regulations could negatively impact our financial results or limit our ability to operate our businesses.

All of our production facilities are located in the United States and each requires energy, including electricity and natural gas in order to conduct operations. The U.S. government has determined that the consumption of energy derived from fossil fuels is a major contributor to climate change and is contemplating regulatory changes in response to the potential impact of climate change, including laws and regulations regarding carbon emission costs, Green House Gas ("GHG") emissions and renewable energy targets. To date, laws and regulatory actions related to climate change have not had a material adverse effect on our financial results. Until the timing, scope and extent of any new or future regulation becomes known, we cannot predict the effect on our business, results of operations or financial condition. However, if new laws or regulations or regulatory actions related to climate change were to be enacted or implemented, it could negatively impact our future results from operations through increased costs of production, particularly as it relates to our energy requirements. If such increased costs of production were to materialize, we may be unable to pass price increases on to our customers to compensate for increased production costs, which may decrease our liquidity, operating income and results of operations. In addition, any adopted future climate change laws and regulations could negatively impact our ability (or that of our customers and suppliers) to compete with companies situated in areas not subject to such limitations.

General Risk Factors

Technology failures or cybersecurity breaches could have a material adverse effect on our operations.

We rely on information technology systems to manage, process and analyze data, as well as to facilitate the manufacture and distribution of our products to and from our facilities. We receive, process and ship orders, manage the billing of and collections from our customers, and manage the accounting for and payment to our vendors. Although we have systems and procedures in place to protect our information technology systems, there can be no assurance that such systems and procedures will be sufficiently effective. Therefore, any of our information technology systems may be susceptible to outages, disruptions or destruction from power outages, telecommunications failures, employee error, cybersecurity breaches or attacks and other similar events. This could result in a disruption of our business operations, injury to people, harm to the environment or our assets, and/or the inability to access our information technology systems and could adversely affect our results of operations and financial condition. We have in the past experienced, and we expect to continue to experience, cyber-attacks, including phishing, and other attempts to breach or gain unauthorized access to our systems. To date we have not suffered breaches in our systems, either directly or through a trusted third-party vendor, which have led to material losses. Due to the increase in global cybersecurity incidents it has become increasingly difficult to obtain insurance coverage on reasonable pricing terms to mitigate some risks associated with technology failures or cybersecurity breaches, and we are experiencing such difficulties in obtaining insurance coverage.

Physical impacts of climate change could have a material adverse effect on our costs and operations.

Climate change may increase both the frequency and severity of extreme weather conditions and natural disasters such as hurricanes, thunderstorms, tornadoes, drought and snow or ice storms. Extreme weather conditions may increase our costs or cause damage to our facilities, and any damage resulting from extreme weather may not be fully insured. Furthermore, periods of extended inclement weather may inhibit our facility operations and delay or hinder shipments of our products to customers. Any such events could have a material adverse effect on our costs or results of operations.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

We recognize the importance of proactively assessing, identifying and managing material risks associated with cybersecurity threats. These risks include, among other things: operational disruptions, intellectual property theft, fraud, extortion, harm to employees or customers and violations of data privacy or security laws. Our cybersecurity program is built on both operational and compliance foundations. The operational component focuses on continuous monitoring, detection, prevention, measurement, analysis and response to cybersecurity threats and incidents, including emerging risks. The compliance component provides oversight through risk-based controls designed to protect the confidentiality, integrity and availability of company data stored, processed or transmitted. Our cybersecurity program is fully integrated into our enterprise-wide risk management framework.

Our cybersecurity program is led by our director of information technology (IT), who is ultimately responsible for developing and executing our overall information security strategy, policies, security engineering, operations and cyber threat detection and response. Our director of IT has extensive information technology and program management experience and leads a team with significant tenure and familiarity with our organization. Our director of IT reports to our vice president in charge of coordinating operational activities within our business segments. Our cybersecurity risks are also reviewed and tested annually through third party assessments and internal and external information technology audits. Our information technology team reviews cybersecurity risks at least annually, integrating findings into strategic risk assessments and applicable corrective action plans.

We continually enhance our cyber defense strategy with the ultimate goal of preventing cybersecurity incidents to the extent feasible, while simultaneously bolstering our system resilience in an effort to minimize the business impact should an incident occur. Third parties also play a role in our cybersecurity posture. We engage reputable third-party security firms to provide guidance on industry best practices and regulatory standards, to support proactive and reactive cybersecurity efforts, and to conduct periodic evaluations of our cybersecurity posture, such as through penetration testing and security audits; these evaluations include testing both the design and operational effectiveness of our security controls. All company employees are required to complete cybersecurity training at least once a year and have access to more frequent cybersecurity training through periodic informational updates. Employees in certain roles also receive additional role-based, specialized cybersecurity training.

We have a Cybersecurity Incident Disclosure and Controls Committee (CIDAC) which is central to the response and evaluation of cybersecurity incidents. Our CIDAC is comprised of our director of IT and senior executives including our chief executive officer, chief financial officer and general counsel, and our executive vice president who is also the Contran chief information officer. Information security events and incidents are evaluated, ranked by severity and prioritized for response and remediation. The IT team is responsible for categorizing cybersecurity incidents, and those deemed high-risk or critical are escalated to the CIDAC for strategic review and response coordination. Incidents are evaluated to determine regulatory requirements, materiality and potential operational, financial and reputational impact. Our CIDAC performs simulations and tabletop exercises at a management level to evaluate our readiness and response to cybersecurity incidents. As needed, we collaborate with external cybersecurity experts and legal advisors to help ensure a robust response strategy.

Our board of directors oversees management's processes for identifying and mitigating risks, including cybersecurity risks, to help align our risk exposure with our strategic objectives. Senior leadership, including our chief executive officer and chief financial officer, provides regular updates to the board of directors on our cybersecurity posture, emerging threats and our risk mitigation efforts. Our board of directors is apprised of cybersecurity incidents deemed to have significant business impact, even if they are not material to us. The board has delegated some of its primary risk oversight to board committees, including that our audit committee facilitates the board's process of oversight of our overall risk management approach. Our full board retains oversight of cybersecurity because of its importance to us and visibility with our customers.

We also maintain a documented incident response plan. In the event of an incident, we follow a structured incident response playbook, which outlines clear and defined steps to be followed from incident detection to mitigation, recovery and notification, including notifying functional areas (such as legal), senior leadership, our CIDAC and the board, as appropriate. We also conduct post-incident reviews to identify lessons learned and implement continuous improvements.

We face multiple cybersecurity risks. To date, such risks have not materially affected us, including our business strategy, results of operations or financial condition. While we have not experienced any major breaches, we actively monitor and mitigate cyber threats, including phishing attempts, malware and targeted attacks. To date such incidents have been minor, isolated and promptly contained. For more information about the cybersecurity risks we face, see the risk factor entitled "Technology failures or cybersecurity breaches could have a material adverse effect on our operations." in Item 1A- Risk Factors.

ITEM 2.   PROPERTIES

Our principal executive offices are located in leased space at 5430 LBJ Freeway, Dallas, Texas 75240. The following table sets forth the location, size and business operating segment for each of our principal operating facilities.

Facility Name	Business Segment	Location	Size (square feet)
Owned Facilities:			
National [1]	SP	Mauldin, SC	198,000
Grayslake [1]	SP/MC	Grayslake, IL	133,000
Custom [1]	MC	Neenah, WI	95,000

SP – Security Products business segment
MC – Marine Components business segment
[1]   ISO-9001 registered facilities

We believe all of our facilities are well maintained and satisfactory for their intended purposes.

ITEM 3.   LEGAL PROCEEDINGS

We are involved, from time to time, in various environmental, contractual, product liability, patent (or intellectual property), employment and other claims and disputes incidental to our business. In addition to the information included below, see Note 10 to our Consolidated Financial Statements.

In 2024, we were served with four lawsuits by public water companies in South Carolina that seek recovery of future costs to remove perfluoroalkyl and polyfluoroalkyl substances (known as "PFAS") from their water supplies. The lawsuits have been consolidated with other PFAS cases before a single judge in Spartanburg, South Carolina and were subsequently removed to federal court. The defendants in the lawsuits include the manufacturers of PFAS products, as well as companies that allegedly used PFAS-containing products in their manufacturing operations. The four lawsuits naming CompX allege that CompX was one of many companies that used products containing PFAS in its manufacturing operations, and that such operations have collectively impacted drinking water supplies used by the water companies. The plaintiffs do not allege that CompX has failed to comply with, or has violated, any environmental regulation, permit or statute. The plaintiffs instead assert claims under common law theories of negligence, nuisance, trespass, failure to warn, and unfair trade practices. We intend to deny liability and will defend vigorously against all claims.

ITEM 4.   **MINE SAFETY DISCLOSURES**

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock and Dividends. Our Class A common stock is listed and traded on the NYSE American (symbol: CIX). As of February 27, 2026, there were approximately 17 holders of record of CompX Class A common stock.

Performance Graph. Set forth below is a line graph comparing the yearly change in our cumulative total stockholder returns on our Class A common stock against the cumulative total return of the Russell 2000 Index and an index of a self-selected peer group of companies for the period from December 31, 2020 through December 31, 2025. The peer group index is comprised of The Eastern Company and Strattec Security Corporation. The graph shows the value at December 31 of each year assuming an original investment of $100 at December 31, 2020 and assumes the reinvestment of our dividends in shares of our stock.

	December 31,					
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
CompX International Inc.	$ 100	$ 164	$ 151	$ 217	$ 249	$ 241
Russell 2000 Index	100	115	91	107	119	134
Peer Group	100	89	60	71	100	130



The information contained in the performance graph shall not be deemed "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act, except to the extent we specifically request that the material be treated as soliciting material or specifically incorporate this performance graph by reference into a document filed under the Securities Act or the Securities Exchange Act.

Equity compensation plan information. We have a share based incentive compensation plan, which was approved by our stockholders, pursuant to which an aggregate of 200,000 shares of our Class A common stock can be awarded to non-employee members of our board of directors. At December 31, 2025, 115,150 shares are available for future award under this plan. See Note 8 to the Consolidated Financial Statements.

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

We are a leading manufacturer of engineered components utilized in a variety of applications and industries. Through our Security Products segment we manufacture mechanical and electrical cabinet locks and other locking mechanisms used in postal, recreational transportation, office and institutional furniture, cabinetry, tool storage, healthcare applications and a variety of other industries. We also manufacture wake enhancement systems, stainless steel exhaust systems, gauges, throttle controls, trim tabs and related hardware and accessories for the recreational marine and other industries through our Marine Components segment.

Operating Income Overview

We reported operating income of $22.6 million in 2025 compared to $17.0 million in 2024 and $25.4 million in 2023. The increase in operating income in 2025 compared to 2024 was driven by higher sales and improved gross margin at each of the Security Products and Marine Components segments. In contrast, the decline in operating income in 2024 compared to 2023 resulted from lower sales and reduced gross margin across both segments. See results of operations discussion below.

Our product offerings consist of a large number of products that have a wide variation in selling price and manufacturing cost, which results in certain practical limitations on our ability to quantify the impact of changes in individual product sales quantities and selling prices on our net sales, cost of sales and gross margin. In addition, small variations in period-to-period net sales, cost of sales and gross margin can result from changes in the relative mix of our products sold.

Results of Operations - 2025 Compared to 2024 and 2024 Compared to 2023

	Years ended December 31,			% Change	
	2023	2024	2025	2023-24	2024-25
	(In millions)				
Net sales	$ 161.3	$ 145.9	$ **158.3**	(10)%	**8 %**
Cost of sales	112.1	104.6	**110.1**	(7)	**5**
Gross margin	49.2	41.3	**48.2**	(16)	**16**
Operating costs and expenses	23.8	24.3	**25.6**	2	**5**
Operating income	$ 25.4	$ 17.0	$ **22.6**	(33)	**33**
Percent of net sales:					
Cost of sales	69.5 %	71.7 %	**69.6 %**		
Gross margin	30.5	28.3	**30.4**		
Operating costs and expenses	14.7	16.7	**16.2**		
Operating income	15.8	11.7	**14.3**		

Net Sales. Net sales increased $12.4 million in 2025 compared to 2024 primarily due to higher Security Products sales to the government security market and higher Marine Components sales to various markets including the towboat, government and industrial markets. See segment results discussion below.

Net sales decreased $15.4 million in 2024 compared to 2023 primarily due to lower Marine Components sales to the towboat market and lower Security Products sales to the government security market as a result of sales related to a pilot project that shipped in the third and fourth quarters of 2023 and for which there were no related sales in 2024. See segment results discussion below.

Cost of Sales and Gross Margin. Cost of sales increased in 2025 compared to 2024 primarily due to the effects of higher sales at both Security Products and Marine Components as well as increased production costs across both business segments. However, cost of sales as a percentage of net sales declined over the same period driven by a more favorable customer and product mix, particularly within Security Products, and increased coverage of fixed costs due to higher sales across both segments. As a result, gross margin as a percentage of net sales increased in 2025 compared to 2024. See segment results discussion below.

Cost of sales decreased in 2024 compared to 2023 primarily due to the effects of lower sales at both Security Products and Marine Components partially offset by higher production costs across both business segments. As a result, cost of sales as a percentage of net sales increased over the same period. Gross margin as a percentage of net sales decreased in 2024 compared to 2023 primarily due to the factors affecting cost of sales and decreased coverage of fixed costs due to lower sales. See segment results discussion below.

Operating Costs and Expenses. Operating costs and expenses consist primarily of sales and administrative-related personnel costs, sales commissions and advertising expenses directly related to product sales and administrative costs relating to business unit and corporate management activities, as well as gains and losses on sales of property and equipment. Operating costs and expenses increased $1.3 million in 2025 compared to 2024 predominantly due to higher employee-related costs including salaries, benefits, and medical expenses at both segments. As a percentage of net sales, operating costs and expenses decreased in 2025 compared to 2024 primarily due to higher coverage of operating cost and expenses as a result of higher sales, partially offset by the increased employee-related costs discussed above. See segment results discussion below.

Operating costs and expenses increased $.5 million in 2024 compared to 2023 predominantly due to higher employee salary and benefit costs at Security Products. As a percentage of net sales, operating costs and expenses increased in 2024 compared to 2023 primarily due to increased operating costs and expenses and decreased coverage of operating cost and expenses due to lower sales. See segment results discussion below.

Operating Income. As a percentage of net sales, operating income increased in 2025 compared to 2024 and decreased in 2024 compared to 2023. Operating income margins were primarily impacted by the factors affecting net sales, cost of sales, gross margin and operating costs discussed above. See segment results discussion below.

General. Our profitability primarily depends on our ability to utilize our production capacity effectively, which is affected by, among other things, the demand for our products and our ability to control our manufacturing costs, primarily comprised of labor costs and materials. The materials used in our products consist of purchased components and raw materials some of which are subject to fluctuations in the commodity markets such as zinc, brass, aluminum and stainless steel. Total material costs represented approximately 43% of our cost of sales in 2025, with commodity-related raw materials representing approximately 14% of our cost of sales. During 2025, we experienced increases in the cost of certain raw materials. Throughout the year, market prices for brass and aluminum experienced a general upward trend. Stainless steel prices were relatively stable in the first part of 2025 but began increasing during the latter half of the year. Zinc pricing was relatively stable in 2025, and we were able to mitigate increases through strategic spot buy purchases. In most cases, commodity raw materials we purchase include processing and conversion costs, such as alloying, extrusion and rolling, which remain elevated due to costs of labor, transportation and energy. Processing and conversion costs are not expected to decrease. Based on current economic conditions, we expect the prices for zinc, brass, aluminum, stainless steel and other manufacturing materials in 2026 to be more volatile compared to 2025. In addition to supply and demand, governmental actions such as tariffs may impact raw material markets.

We occasionally enter into short-term commodity-related raw material supply arrangements to mitigate the impact of future increases in commodity related raw material costs. See Item 1 - "Business- Raw Materials."

Interest Income. Interest income decreased in 2025 compared to 2024 primarily due to lower average interest rates and decreased average investment balances. Interest income increased in 2024 compared to 2023 primarily due to higher interest rates and higher average investment balances, somewhat offset by lower average loan balances on our loan to an affiliate. See Note 9 to our Consolidated Financial Statements.

Income tax expense. A tabular reconciliation of our actual tax provision to the U.S. federal statutory income tax rate of 21% is included in Note 7 to the Consolidated Financial Statements. As a member of the group of companies consolidated for U.S. federal income tax purposes with Contran, the parent of our consolidated U.S. federal income tax group, we compute our provision for income taxes on a separate company basis, using the tax elections made by Contran.

Our effective income tax rate was 24% in each of 2023 and 2024 and 25% in 2025. See Notes 7 and 10 to our Consolidated Financial Statements. We currently expect our effective income tax rate for 2026 to be comparable to our effective income tax rate for 2025.

Segment Results

The key performance indicator for our segments is operating income (see discussion below). For additional information regarding our segments refer to Note 2 to our Consolidated Financial Statements.

	Years ended December 31,			% Change	
	2023	2024	2025	2023-24	2024-25
	(In millions)				
Security Products:					
Net sales	$ 121.2	$ 115.2	$ 120.7	(5)%	5 %
Cost of sales	82.8	80.5	83.8	(3)	4
Gross margin	38.4	34.7	36.9	(10)	6
Operating costs and expenses	13.5	13.9	14.4	3	4
Operating income	$ 24.9	$ 20.8	$ 22.5	(16)	8
Gross margin	31.7 %	30.1 %	30.6 %		
Operating income margin	20.6	18.1	18.6		

Security Products. Security Products net sales increased 5% to $120.7 million in 2025 compared to $115.2 million in 2024. Relative to prior year, the increase in sales was primarily due to $9.9 million higher sales to the government security market and $.6 million higher sales to the gas station security market, partially offset by lower sales to a variety of other markets including $2.3 million lower sales to the healthcare market, $1.3 million lower sales to the transportation market and $.5 million lower sales to the tool storage market. Gross margin as a percentage of net sales increased in 2025 as compared to 2024 primarily due to increased coverage of fixed costs due to higher sales and a more favorable customer and product mix. These factors were partially offset by higher cost associated with inventory sold during the second half of the year and increased employee-related expenses including salaries, benefits and medical costs, of $2.6 million. Operating income margin increased for 2025 compared to 2024 primarily due to the factors impacting gross margin, as well as increased coverage of operating costs and expenses from higher sales partially offset by higher operating costs and expenses, including increased employee-related expenses of $.5 million.

Security Products net sales decreased 5% to $115.2 million in 2024 compared to $121.2 million in 2023 primarily due to lower sales to the government security market as a result of sales related to a pilot project for a government security customer that shipped in the third and fourth quarters of 2023 and for which there were no related sales in 2024. Relative to prior year, sales were $8.3 million lower to the government security market, $2.0 million lower to the transportation market and $.9 million lower to distributors, partially offset by $4.1 million higher sales to the healthcare market and $.7 million higher sales to the tool storage market. Gross margin as a percentage of net sales for 2024 decreased as compared to 2023 primarily due to lower sales, a less favorable customer and product mix, higher employee related costs (primarily increased medical costs), higher materials costs (primarily brass and electronics) in the latter half of the year and decreased coverage of fixed costs due to lower sales. Operating income margin decreased for 2024 compared to 2023 primarily due to the factors impacting gross margin, as well as decreased coverage of operating costs and expenses from lower sales and increased operating costs and expenses, including higher employee salaries and benefit costs of $.5 million, primarily in the first half of the year.

	Years ended December 31,			% Change	
	2023	2024	2025	2023-24	2024-25
	(In millions)				
Marine Components:					
Net sales	$ 40.1	$ 30.7	$ 37.6	(23)%	22 %
Cost of sales	29.3	24.1	26.3	(18)	9
Gross margin	10.8	6.6	11.3	(39)	70
Operating costs and expenses	3.6	3.3	3.8	(8)	14
Operating income	$ 7.2	$ 3.3	$ 7.5	(54)	126
Gross margin	27.0 %	21.6 %	29.9 %		
Operating income margin	18.0	10.8	19.8		

Marine Components. Marine Components net sales increased 22% in 2025 as compared to 2024 primarily due to $2.7 million higher sales to the towboat market (including a one-time stocking event for a towboat OEM customer), $2.5 million higher sales to the government market and $2.2 million higher sales to the industrial market, partially offset by $1.1 million lower sales to the center console market. Gross margin as a percentage of sales increased in 2025 compared to 2024 primarily due to increased coverage of fixed costs as a result of higher sales partially offset by higher employee-related expenses including salaries, benefits and medical costs of $1.7 million. Operating income as a percentage of net sales increased in 2025 compared to 2024 due to the factors impacting gross margin, as well as increased coverage of operating costs and expenses on higher sales, partially offset by higher operating costs and expenses, including increased employee-related expenses of $.4 million.

Marine Components net sales decreased 23% in 2024 as compared to 2023 primarily due to $8.7 million lower sales to the towboat market through the first three quarters of 2024, partially offset by higher sales in the fourth quarter of 2024, including $1.1 million higher sales to the towboat market and $1.0 million higher sales to the government market. Relative to the full year of 2023, sales were $7.6 million lower to the towboat market (primarily to original equipment boat manufacturers), $1.4 million lower to the industrial market and $.6 million lower to each of the engine builder market and distributors, partially offset by $1.4 million higher sales to the government market. Gross margin as a percentage of sales decreased in 2024 compared to 2023 primarily due to higher cost inventory produced during the fourth quarter of 2023 and sold in the first quarter of 2024 and decreased coverage of fixed costs as a result of lower sales, partially offset by a more favorable customer and product mix, lower employee salaries and benefits of approximately $1.8 million primarily related to headcount reductions and decreased labor costs of $1.2 million due to lower production volumes. Operating income as a percentage of net sales decreased in 2024 compared to 2023 due to the factors impacting gross margin, as well as decreased coverage of operating costs and expenses on lower sales, partially offset by reduced operating costs and expenses, including lower employee related expenses of $.2 million.

Outlook. Sales for 2025 were strong across both operating segments, exceeding 2024 levels. At Marine Components, improved demand in the government and industrial markets—combined with the one-time stocking event noted above—drove sales and operating income significantly above prior-year levels. At Security Products, sales increased compared to 2024 primarily due to higher demand from the government security market, partially offset by continued softness across a variety of markets including transportation, healthcare, and tool storage.

We expect modest growth in both Security Products and Marine Components net sales in 2026 as we align pricing, product features, and service levels with market conditions and customer requirements. At Security Products, we anticipate sales increases in most markets, partially offset by ongoing softness in the transportation market. At Marine Components, net sales growth in 2026 is expected to come primarily from the industrial market. Recreational marine sales appear to have largely stabilized, and (excluding the one-time restocking event noted above) sales to the towboat market in 2026 are expected to be comparable to 2025.

We expect gross margin and operating income percentages across both segments in 2026 to remain generally comparable to 2025, as price increases are planned to largely offset higher raw material costs and tariff-related surcharges on certain raw materials, as discussed below. During 2025, inventory levels increased across both segments, driven by higher raw material and production costs as well as actions taken to support anticipated customer demand. These actions included an insourcing initiative at Security Products and a shift in customer mix at Marine Components. As a result, we expect inventory levels in 2026 to remain approximately at current levels, consistent with ongoing operating requirements.

We manufacture substantially all of our products in the U.S. and source a substantial majority of our raw materials from U.S. suppliers. We also source certain components, primarily electronic components, from suppliers located in Asia, including China. Early in the first quarter of 2025, in anticipation of the U.S. federal government tariffs announcements, we increased purchases of certain electronic and other components to mitigate the potential near-term tariff impacts. Late in the second quarter we began incurring tariff-related surcharges on certain raw materials, primarily electronic components. In addition, some of our U.S.-based suppliers have recently started applying tariff-related surcharges on certain U.S.-based purchases. Where possible, we are increasing selling prices to our customers to recover these higher raw material costs, although the extent to which we can fully recover such costs will depend on a variety of factors including the ultimate tariff rate, the length of time tariffs are in effect, and the ability of our customers to substitute alternative products. We will continue to monitor current and anticipated near-term customer demand levels to ensure our production capabilities and inventories are aligned accordingly.

Our expectations for our operations and the markets we serve are based on a number of factors outside our control. Currently, our supply chains are stable and transportation and logistical delays are minimal. We have experienced global and domestic supply chain challenges in the past, and any future impacts on our operations will depend on, among other things, any future disruption in our operations or our suppliers' operations, the effect of tariffs, and the impact of economic conditions, consumer confidence, and geopolitical events on demand for our products or our customers' and suppliers' operations, all of which remain uncertain and cannot be predicted.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in Note 1 to our Consolidated Financial Statements. Our Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an ongoing basis we evaluate our estimates, including those related to the recoverability of long-lived assets, the realization of deferred income tax assets, income tax and other contingencies. We base our estimates on historical experience and on various other assumptions which we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ significantly from previously-estimated amounts under different assumptions or conditions.

We believe the most critical accounting policies and estimates involving significant judgment primarily relate to the considerations in the impairment assessments for goodwill and certain long-lived assets. We have discussed the development, selection and disclosure of our critical accounting estimates with the audit committee of our board of directors.

- *Goodwill* – Our net goodwill totaled $23.7 million at December 31, 2025, all relating to our Security Products reporting unit, which corresponds to our Security Products operating segment. Goodwill is required to be tested annually or at other times whenever an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. We perform our annual goodwill impairment test in the third quarter of each year, or at other times whenever an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. Such events or circumstances may include: adverse industry or economic trends, lower projections of profitability, or a sustained decline in our market capitalization. These events or circumstances, among other items, may be indications of potential impairment issues which are triggering events requiring the testing of an asset's carrying value for recoverability. An entity may first assess qualitative factors to determine whether it is necessary to complete a quantitative impairment test using a more-likely-than-not criteria. If an entity believes it is more-likely-than-not the fair value of a reporting unit is greater than its carrying value, including goodwill, the quantitative impairment test can be bypassed. Alternatively, an entity has an unconditional option to bypass the qualitative assessment and proceed directly to performing the quantitative impairment test.

When performing a qualitative assessment, considerable management judgment is necessary to evaluate the qualitative impact of events and circumstances on the fair value of a reporting unit. Events and circumstances considered in our impairment evaluations, such as historical profits and stability of the markets served, are consistent with factors utilized with our internal projections and operating plan. However, future events and circumstances could result in materially different findings which could result in the recognition of a material goodwill impairment.

In 2025, we used the qualitative assessment for our annual impairment test and determined it was not necessary to perform the quantitative goodwill impairment test, as we concluded it is more-likely-than-not the fair value of the Security Products reporting unit exceeded its carrying amount. See Notes 1 and 5 to our Consolidated Financial Statements.

- *Long-lived assets* – The net book value of our property and equipment totaled $23.7 million at December 31, 2025. We assess property and equipment for impairment only when circumstances indicate an impairment may exist. Our determination is based upon, among other things, our estimates of the amount of future net cash flows to be generated by the long-lived asset (Level 3 inputs) and our estimates of the current fair value of the asset.

  Significant judgment is required in estimating such cash flows. Adverse changes in such estimates of future net cash flows or estimates of fair value could result in an inability to recover the carrying value of the long-lived asset, thereby possibly requiring an impairment charge to be recognized in the future. We do not assess our property and equipment for impairment unless certain impairment indicators are present. We did not evaluate any long-lived assets for impairment during 2025 because no such impairment indicators were present.

Liquidity and Capital Resources

Summary

Our primary source of liquidity on an on-going basis is our cash flow from operating activities, which is generally used to (i) fund capital expenditures, (ii) repay short-term or long-term indebtedness incurred primarily for capital expenditures, business combinations or buying back shares of our outstanding stock and (iii) provide for the payment of dividends (if declared). From time-to-time, we may incur indebtedness to fund capital expenditures, business combinations or other investment activities. In addition, from time-to-time, we may also sell assets outside the ordinary course of business, the proceeds of which are generally used to repay indebtedness (including indebtedness which may have been collateralized by the assets sold) or to fund capital expenditures or business combinations.

Consolidated cash flows

Operating activities. Trends in cash flows from operating activities, excluding changes in assets and liabilities, for the last three years have generally been similar to the trends in our earnings. Depreciation and amortization in 2025 was comparable to 2024. Depreciation and amortization decreased in 2024 compared to 2023 primarily due to reductions in capital spending in 2023 and 2024 as a result of generally reduced demand levels. See Note 1 to our Consolidated Financial Statements.

Changes in assets and liabilities result primarily from the timing of production, sales and purchases. Such changes in assets and liabilities generally tend to even out over time. However, year-to-year relative changes in assets and liabilities can significantly affect the comparability of cash flows from operating activities. Cash provided by operating activities of $22.9 million in 2025 was comparable to 2024 primarily due to the net result of:

- A $5.6 million increase in operating income in 2025,

- A lower amount of net cash provided by relative changes in inventories, receivables, payables and non-tax accruals in 2025 of $4.9 million, and

- A $.8 million decrease in interest received in 2025 due to lower interest rates and decreased cash balances.

Cash provided by operating activities was $22.9 million in 2024 compared to $25.8 million in 2023. The $2.9 million decrease in cash provided by operating activities was primarily the net result of:

- A $8.4 million decrease in operating income in 2024,

- A higher amount of net cash provided by relative changes in inventories, receivables, payables and non-tax accruals in 2024 of $3.0 million,

- A $1.8 million increase in interest received in 2024 due to higher interest rates and increased investment balances, partially offset by lower average loan balances on our loan to an affiliate,

- A $1.1 million decrease in cash paid for taxes in 2024 due to decreased earnings and the relative timing of payments, and

- A $.3 million decrease in depreciation and amortization.

Relative changes in working capital can have a significant effect on cash flows from operating activities and is primarily impacted by the timing of sales and collections in the last month of the year. As shown below, the total average days sales outstanding at December 31, 2025 was comparable to December 31, 2024. For comparative purposes, we have provided 2023 numbers below.

Days Sales Outstanding:	December 31, 2023	December 31, 2024	December 31, 2025
Security Products	37 Days	36 Days	35 Days
Marine Components	31 Days	23 Days	26 Days
Consolidated CompX	36 Days	33 Days	33 Days

As shown below, our average number of days in inventory increased from December 31, 2024 to December 31, 2025 primarily due to increased inventory at both Security Products and Marine Components as a result of higher raw material and production costs and to meet expected customer demand. For comparative purposes, we have provided 2023 numbers below.

Days in Inventory:	December 31, 2023	December 31, 2024	December 31, 2025
Security Products	77 Days	85 Days	98 Days
Marine Components	175 Days	130 Days	141 Days
Consolidated CompX	95 Days	94 Days	108 Days

Investing activities. Capital expenditures in 2025 were focused primarily on improving our manufacturing facilities and investing in manufacturing equipment, including utilizing new technologies and increased automation. These investments were made to improve productivity and operational efficiency, support expected customer demand and ensure the ongoing maintenance and reliability of our facilities and technology infrastructure. Capital expenditures were $1.1 million in 2023, $1.4 million in 2024 and $3.7 million in 2025. In 2023 and 2024, we limited investments primarily to those expenditures required to support our existing customer demand and to properly maintain our facilities and technology infrastructure.

We expect our capital expenditures in 2026 to total approximately $4.3 million, primarily to support expected customer demand and to maintain and improve our facilities and technology infrastructure. Capital spending for 2026 is expected to be funded through cash on hand and cash generated from operations.

We have entered into an unsecured revolving demand promissory note with Valhi under which, as amended, we have agreed to loan Valhi up to $25 million. Our loan to Valhi, as amended, bears interest at prime rate plus 1.00%, payable quarterly, with all principal due on demand, but in any event no earlier than December 31, 2027. Loans made to Valhi at any time under the agreement are at our discretion. Under the promissory note, Valhi repaid a net $2.6 million in 2023 ($27.9 million of gross borrowings and $30.5 million of gross repayments), repaid a net $1.3 million in 2024 ($25.0 million of gross borrowings and $26.3 million of gross repayments) and repaid a net $1.3 million in 2025 ($15.7 million of gross borrowings and $17.0 million of gross repayments). See Note 9 to our Consolidated Financial Statements.

During 2023, we had gross purchases of U.S. treasury marketable securities aggregating $36.3 million and received gross proceeds totaling $36.0 million related to U.S. treasury bill maturities. During 2024, we received gross proceeds totaling $36.0 million related to U.S. treasury bill maturities.

Financing activities. Regular quarterly dividends paid totaled $12.3 million ($1.00 per share, or $.25 per share per quarter) in 2023 and $14.8 million ($1.20 per share, or $.30 per share per quarter) in each of 2024 and 2025. In addition, our board of directors declared special dividends on our Class A common stock which totaled $24.6 million ($2.00 per share) paid in August 2024 and $12.3 million ($1.00 per share) paid in August 2025. On March 4, 2026 our board of directors declared a first quarter 2026 dividend of $.30 per share, to be paid on March 24, 2026 to CompX stockholders of record as of March 16, 2026. The declaration and payment of future dividends and the amount thereof, if any, is discretionary and is dependent upon our results of operations, financial condition, cash requirements for our businesses, contractual requirements and restrictions and other factors deemed relevant by our board of directors. The amount and timing of past dividends is not necessarily indicative of the amount or timing of any future dividends which we might pay.

Future Cash Requirements

We believe cash generated from operations together with cash on hand will be sufficient to meet our liquidity needs for working capital, capital expenditures, debt service and dividends (if declared) for the next twelve months and our long term obligations for the next five years. To the extent that actual operating results or other developments differ materially from our expectations, our liquidity could be adversely affected.

All of our $54.1 million aggregate cash and cash equivalents at December 31, 2025 were held in the U.S.

We periodically evaluate our liquidity requirements, alternative uses of capital, capital needs and available resources in view of, among other things, our capital expenditure requirements, dividend policy and estimated future operating cash flows. As a result of this process, we have in the past and may in the future seek to raise additional capital, refinance or restructure indebtedness, issue additional securities, repurchase shares of our common stock, modify our dividend policy or take a combination of such steps to manage our liquidity and capital resources. In the normal course of business, we may review opportunities for acquisitions, joint ventures or other business combinations in the component products industry. In the event of any such transaction, we may consider using available cash, issuing additional equity securities or increasing our indebtedness or that of our subsidiaries.

Commitments and contingencies

As more fully described in the Notes to the Consolidated Financial Statements, we are a party to various agreements that contractually and unconditionally commit us to pay certain amounts in the future. See Note 10 to our Consolidated Financial Statements. Additionally, we have purchase obligations of $13.9 million ($13.4 million payable in 2026 and $.5 million payable in 2027/2028) which consists of open purchase orders and contractual obligations, primarily commitments to purchase raw materials and for capital projects in process at December 31, 2025. The timing and amount for purchase obligations are based on the contractual payment amount and the contractual payment date for those commitments.

See Note 10 to our Consolidated Financial Statements for legal proceedings and other commitments.

Recent accounting pronouncements

See Note 12 to our Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General. We are exposed to market risk from changes in interest rates and raw materials prices.

Interest rates. We are exposed to market risk from changes in interest rates, primarily related to our note receivable from affiliate. The outstanding principal amount of the note receivable from affiliate of $8.0 million at December 31, 2025 bears interest at prime plus 1.0% (7.8% at December 31, 2025). We received interest income of $.9 million from the note during 2025.

Raw materials. We will occasionally enter into short term commodity-related raw material supply arrangements to mitigate the impact of future increases in commodity-related raw material costs. We do not have long-term supply agreements for our raw material requirements because either we believe the risk of unavailability of those raw materials is low and we believe the downside risk of price volatility to be too great or because long-term supply agreements for those materials are generally not available. We do not engage in commodity raw material hedging programs.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information called for by this Item is contained in a separate section of this Annual Report. See "Index of Financial Statements" (page F-1).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. We maintain disclosure controls and procedures which, as defined in Exchange Act Rule 13a-15(e), means controls and other procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit to the SEC under the Securities Exchange Act of 1934, as amended (the "Act"), is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in the reports that we file or submit to the SEC under the Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions to be made regarding required disclosure. Our management with the participation of Scott C. James, our President and Chief Executive Officer, and Amy A. Samford, our Executive Vice President and Chief Financial Officer, has evaluated the design and operating effectiveness of our disclosure controls and procedures as of December 31, 2025. Based upon their evaluation, these executive officers have concluded that our disclosure controls and procedures are effective as of the date of such evaluation.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting which, as defined in Exchange Act Rule 13a-15(f), means a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"), and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets,

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our Consolidated Financial Statements.

Our evaluation of the effectiveness of our internal control over financial reporting is based upon the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 (commonly referred to as the "2013 COSO" framework). Based on our evaluation under that framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Certifications. Our chief executive officer and chief financial officer are required to, among other things, quarterly file a certification with the SEC regarding the quality of our public disclosures, as required by Section 302 of the Sarbanes-Oxley Act of 2002. We have filed the certifications for the quarter ended December 31, 2025 as exhibits 31.1 and 31.2 to this Annual Report on Form 10-K.

ITEM 9B.   OTHER INFORMATION

Not applicable.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference to our definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report ("Proxy Statement").

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to our Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to our Proxy Statement.

ITEM 13.   **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE**

The information required by this Item is incorporated by reference to our Proxy Statement. See also Note 9 to the Consolidated Financial Statements.

ITEM 14.   **PRINCIPAL ACCOUNTING FEES AND SERVICES**

The information required by this Item is incorporated by reference to our Proxy Statement.

PART IV

ITEM 15.   **EXHIBITS, FINANCIAL STATEMENT SCHEDULES**

(a)   and (c) Financial Statements

The Consolidated Financial Statements listed on the accompanying Index of Financial Statements (see page F-1) are filed as part of this Annual Report.

All financial statement schedules have been omitted either because they are not applicable or required, or the information that would be required to be included is disclosed in the notes to the Consolidated Financial Statements.

(b)   Exhibits

Included as exhibits are the items listed in the Exhibit Index. We will furnish a copy of any of the exhibits listed below upon payment of $4.00 per exhibit to cover our costs of furnishing the exhibits. Instruments defining the rights of holders of long-term debt issues which do not exceed 10% of consolidated total assets will be furnished to the Commission upon request. Such requests should be directed to the attention of our Corporate Secretary at our corporate offices located at 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Item No.	Exhibit Item
3.1	Second Amended and Restated Certificate of Incorporation of Registrant – incorporated by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q for quarter ended June 30, 2018.
3.2	Certificate of Retirement – incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed November 5, 2018.
3.3	Amended and Restated Bylaws of Registrant, adopted by the Board of Directors November 1, 2023 – incorporated by reference to Exhibit 3.1 of the Registrant's current Report on Form 8-K filed on November 1, 2023.
4.1	Description of Capital Stock – incorporated by reference to Exhibit 4.1 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019 filed on February 26, 2020.
10.1	Intercorporate Services Agreement between the Registrant and Contran Corporation effective as of January 1, 2004 – incorporated by reference to Exhibit 10.2 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 4, 2004.
10.2*	CompX International Inc. 2012 Director Stock Plan – incorporated by reference to Exhibit 10.2 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2012 filed on March 6, 2013.

Item No.	Exhibit Item

10.3   Tax Sharing Agreement between the Registrant, NL Industries, Inc. and Contran Corporation dated as of January 1, 2020 – incorporated by reference to Exhibit 10.3 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019 filed on February 26, 2020.

10.4   Second Amended and Restated Agreement Regarding Shared Insurance among the Registrant, Contran Corporation, Kronos Worldwide, Inc., NL Industries, Inc., and Valhi, Inc. dated January 25, 2019 – incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 27, 2019.

10.5**   Unsecured Revolving Demand Promissory Note dated December 31, 2025 in the original principal amount of $25 million executed by Valhi, Inc. and payable to the Registrant.

10.6*   Form of Indemnification Agreement – incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed May 26, 2016.

19.1   CompX International Inc. Insider Trading Policy – incorporated by reference to Exhibit 19.1 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024 filed on March 5, 2025.

21.1**   Subsidiaries of the Registrant.

23.1**   Consent of PricewaterhouseCoopers LLP.

31.1**   Certification

31.2**   Certification

32.1**   Certification

97*   Policy for the Recovery of Erroneously Awarded Compensation – incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023.

101.INS**   Inline XBRL Instance – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH**   Inline XBRL Taxonomy Extension Schema

101.CAL**   Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF**   Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB**   Inline XBRL Taxonomy Extension Label Linkbase

101.PRE**   Inline XBRL Taxonomy Extension Presentation Linkbase

104   Cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Management contract, compensatory plan or agreement.
**   Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPX INTERNATIONAL INC.

Date: March 4, 2026

By:/s/ Scott C. James
    Scott C. James
    President and Chief Executive Officer
    (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Loretta J. Feehan Loretta J. Feehan	Chair of the Board	March 4, 2026
/s/ Michael S. Simmons Michael S. Simmons	Vice Chairman of the Board	March 4, 2026
/s/ Scott C. James Scott C. James	President, Chief Executive Officer and Director (Principal Executive Officer)	March 4, 2026
/s/ Amy A. Samford Amy A. Samford	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	March 4, 2026
/s/ Amy E. Ruf Amy E. Ruf	Senior Vice President, Controller (Principal Accounting Officer)	March 4, 2026
/s/ Thomas E. Barry Thomas E. Barry	Director	March 4, 2026
/s/ Terri L. Herrington Terri L. Herrington	Director	March 4, 2026
/s/ Ann Manix Ann Manix	Director	March 4, 2026
/s/ Gina A. Norris Gina A. Norris	Director	March 4, 2026
/s/ Mary A. Tidlund Mary A. Tidlund	Director	March 4, 2026


CompX International Inc.

Annual Report on Form 10-K

Items 8 and 15(a)

Index of Financial Statements


All financial statement schedules have been omitted either because they are not applicable or required, or the information that would be required to be included is disclosed in the Notes to the Consolidated Financial Statements.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of CompX International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CompX International Inc. and its subsidiaries (the "Company") as of December 28, 2025 and December 29, 2024, and the related consolidated statements of income and comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended December 28, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2025 and December 29, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

PricewaterhouseCoopers LLP
2121 North Pearl Street, Suite 2000
Dallas, Texas 75201
(214) 999 1400

www.pwc.com/us

F-2

Revenue Recognition

As described in Note 1 to the consolidated financial statements, the Company's net sales were $158.3 million for the year ended December 28, 2025. The Company's sales involve single performance obligations to ship products pursuant to customer purchase orders. The Company records revenue when performance obligations are satisfied by transferring control of products to its customers, which generally occurs at point of shipment or upon delivery. Revenue is recorded in an amount that reflects the net consideration the Company expects to receive in exchange for its products.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others, testing revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as purchase orders, invoices, proof of shipment, and cash receipts.

PricewaterhouseCoopers LLP

Dallas, Texas
March 4, 2026

We have served as the Company's auditor since 1993.

COMPX INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	
ASSETS	**2024**	**2025**
Current assets:		
Cash and cash equivalents	$ 60,782	$ 54,096
Accounts receivable, net	14,113	13,766
Inventories, net	28,366	30,410
Prepaid expenses and other	2,035	1,826
Total current assets	105,296	100,098
Other assets:		
Note receivable from affiliate	9,300	8,000
Goodwill	23,742	23,742
Other noncurrent assets	680	645
Total other assets	33,722	32,387
Property and equipment:		
Land	5,390	5,390
Buildings	23,262	23,634
Equipment	75,605	78,021
Construction in progress	589	477
	104,846	107,522
Less accumulated depreciation	80,820	83,813
Net property and equipment	24,026	23,709
Total assets	$ 163,044	$ 156,194
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 14,971	$ 15,320
Income taxes payable to affiliate	804	1,726
Total current liabilities	15,775	17,046
Noncurrent liabilities:		
Deferred income taxes	1,067	405
Other	57	113
Total noncurrent liabilities	1,124	518
Stockholders' equity:		
Preferred stock, $.01 par value; 1,000 shares authorized, none issued	—	—
Class A common stock, $.01 par value; 20,000,000 shares authorized 12,318,557 and 12,323,057 shares issued and outstanding	123	123
Additional paid-in capital	53,396	53,513
Retained earnings	92,626	84,994
Total stockholders' equity	146,145	138,630
Total liabilities and stockholders' equity	$ 163,044	$ 156,194

Commitments and Contingencies (Note 10)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except per share data)

| | Years ended December 31, | | |
	2023	2024	2025
Net sales	$ 161,287	$ 145,941	$ 158,285
Cost of sales	112,068	104,578	110,106
Gross margin	49,219	41,363	48,179
Selling, general and administrative expense	23,784	24,340	25,575
Operating income	25,435	17,023	22,604
Interest income	4,168	4,714	3,229
Income before income taxes	29,603	21,737	25,833
Income tax expense	7,010	5,150	6,355
Net income	22,593	16,587	19,478
Other comprehensive income, marketable securities adjustment:			
Unrealized net income arising during year	11	6	—
Comprehensive income	$ 22,604	$ 16,593	$ 19,478
Basic and diluted net income per common share	$ 1.84	$ 1.35	$ 1.58
Basic and diluted weighted average shares outstanding	12,311	12,317	12,321

See accompanying Notes to Consolidated Financial Statements.

COMPX INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2023, 2024 and 2025 (In thousands, except per share data)

	Class A common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total stockholders' equity
Balance at December 31, 2022	$ 123	$ 53,155	$ 105,175	$ (17)	$ 158,436
Net income	—	—	22,593	—	22,593
Cash dividends ($1.00 per share)	—	—	(12,311)	—	(12,311)
Issuance of common stock	—	120	—	—	120
Other comprehensive income	—	—	—	11	11
Balance at December 31, 2023	123	53,275	115,457	(6)	168,849
Net income	—	—	16,587	—	16,587
Cash dividends ($3.20 per share)	—	—	(39,418)	—	(39,418)
Issuance of common stock	—	121	—	—	121
Other comprehensive income	—	—	—	6	6
Balance at December 31, 2024	123	53,396	92,626	—	146,145
Net income	**—**	**—**	**19,478**	**—**	**19,478**
Cash dividends ($2.20 per share)	**—**	**—**	**(27,110)**	**—**	**(27,110)**
Issuance of common stock	**—**	**117**	**—**	**—**	**117**
Balance at December 31, 2025	**$ 123**	**$ 53,513**	**$ 84,994**	**$ —**	**$ 138,630**

See accompanying Notes to Consolidated Financial Statements.

COMPX INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

		Years ended December 31,			
		2023	**2024**	**2025**	
Cash flows from operating activities:					
Net income	$	22,593	$ 16,587	$	**19,478**
Depreciation and amortization		3,973	3,691		**3,652**
Deferred income taxes		(720)	(440)		**(694)**
Noncash interest income		(1,872)	(639)		**—**
Other, net		391	382		**425**
Change in assets and liabilities:					
Accounts receivable, net		764	2,906		**330**
Inventories, net		333	2,126		**(2,334)**
Accounts payable and accrued liabilities		104	(1,206)		**774**
Accounts with affiliates		425	(646)		**915**
Prepaids and other, net		(180)	178		**325**
Net cash provided by operating activities		25,811	22,939		**22,871**
Cash flows from investing activities:					
Capital expenditures, net		(1,130)	(1,432)		**(3,747)**
Marketable securities:					
Purchases		(36,325)	—		**—**
Proceeds from maturities		36,000	36,000		**—**
Note receivable from affiliate:					
Collections		30,500	26,300		**17,000**
Advances		(27,900)	(25,000)		**(15,700)**
Net cash provided by (used in) investing activities		1,145	35,868		**(2,447)**
Cash flows from financing activities -					
Dividends paid		(12,311)	(39,418)		**(27,110)**
Cash and cash equivalents - net change from:					
Operating, investing and financing activities		14,645	19,389		**(6,686)**
Balance at beginning of year		26,748	41,393		**60,782**
Balance at end of year	$	41,393	$ 60,782	$	**54,096**
Supplemental disclosures:					
Cash paid for income taxes	$	7,307	$ 6,253	$	**6,115**
Noncash investing activities -					
Change in accruals for capital expenditures		23	423		**(412)**

See accompanying Notes to Consolidated Financial Statements.

COMPX INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025

Note 1 – Summary of significant accounting policies:

Organization. We (NYSE American: CIX) are approximately 87% owned by NL Industries, Inc. (NYSE: NL) at December 31, 2025. We manufacture and sell component products (security products and recreational marine components). At December 31, 2025, Valhi, Inc. (NYSE: VHI) owns approximately 83% of NL's outstanding common stock and a wholly-owned subsidiary of Contran Corporation owns approximately 91% of Valhi's outstanding common stock. A majority of Contran's outstanding voting stock is held directly by Lisa K. Simmons and by family stockholders (Thomas C. Connelly (the husband of Ms. Simmons' late sister), a family-owned entity and various family trusts established for the benefit of Ms. Simmons, Mr. Connelly and their children) who are required to vote their shares of Contran voting stock in the same manner as Ms. Simmons. Such voting rights are personal to Ms. Simmons and last through April 22, 2030. The remainder of Contran's outstanding voting stock is held by another trust (the "Family Trust"), which was established for the benefit of Ms. Simmons and her late sister and their children and for which a third-party financial institution serves as trustee. Consequently, at December 31, 2025 Ms. Simmons and the Family Trust may be deemed to control Contran, and therefore may be deemed to indirectly control the wholly-owned subsidiary of Contran, Valhi, NL and us.

Unless otherwise indicated, references in this report to "we," "us," or "our" refer to CompX International Inc. and its subsidiaries, taken as a whole.

Management estimates. In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at each balance sheet date and the reported amounts of our revenues and expenses during each reporting period. Actual results may differ significantly from previously estimated amounts under different assumptions or conditions.

Principles of consolidation. Our Consolidated Financial Statements include the accounts of CompX International Inc. and our wholly-owned subsidiaries. We eliminate all material intercompany accounts and balances.

Fiscal year. Our fiscal year end is always the Sunday closest to December 31, and our operations are reported on a 52 or 53-week fiscal year. For presentation purposes, annual information in the Consolidated Financial Statements and accompanying notes is presented as ended on December 31. The actual date of our fiscal years ended December 31, 2023, 2024 and 2025 are December 31, 2023, December 29, 2024 and December 28, 2025, respectively. Each of the years ending December 31, 2023, 2024 and 2025 consisted of 52 weeks.

Cash and cash equivalents. We classify bank time deposits and highly liquid investments, including government and commercial notes and bills, with original maturities of three months or less as cash equivalents.

Accounts receivable. We provide an allowance for doubtful accounts for known and estimated potential losses arising from our sales to customers based on a periodic review of these accounts.

Inventories and cost of sales. We state inventories at the lower of cost or net realizable value. We record a provision for obsolete and slow-moving inventories. We generally base inventory costs for all inventory categories on average cost that approximates the first-in, first-out method. Inventories include the costs for raw materials, the cost to manufacture the raw materials into finished goods and overhead. Depending on the inventory's stage of completion, our manufacturing costs can include the costs of packing and finishing, utilities, maintenance and depreciation, shipping and handling, and salaries and benefits associated with our manufacturing process. We allocate fixed manufacturing overhead costs based on normal production capacity. Unallocated overhead costs resulting from periods with abnormally low production levels are charged to expense as incurred. As inventory is sold to third parties, we recognize the cost of sales in the same period that the sale occurs. We periodically review our inventory for estimated obsolescence or instances when inventory is no longer marketable for its intended use, and we record any write-down, equal to the difference between the cost of inventory and its estimated net realizable value, based on assumptions about alternative uses, market conditions and other factors.

Net sales. Our sales involve single performance obligations to ship our products pursuant to customer purchase orders. In some cases, the purchase order is supported by an underlying master sales agreement, but our purchase order verification notice generally evidences the contract with our customer by specifying the key terms of product and quantity ordered, price and delivery and payment terms. In accordance with ASC Topic 606, *Revenue from Contracts with Customers,* we record revenue when we satisfy our performance obligations to our customers by transferring control of our products to them, which generally occurs at point of shipment or upon delivery. Such transfer of control is also evidenced by transfer of legal title and other risks and rewards of ownership (giving the customer the ability to direct the use of, and obtain substantially all of the benefits of, the product), and our customers becoming obligated to pay us and it is probable we will receive payment. In certain arrangements we provide shipping and handling activities after the transfer of control to our customer (e.g. when control transfers prior to delivery). In such arrangements shipping and handling are considered fulfillment activities, and accordingly, such costs are accrued when the related revenue is recognized.

Revenue is recorded in an amount that reflects the net consideration we expect to receive in exchange for our products. Prices for our products are based on terms specified in published list prices and purchase orders, which generally do not include financing components, noncash consideration or consideration paid to our customers. As our standard payment terms are less than one year, we have elected the practical expedient under ASC 606 and we have not assessed whether a contract has a significant financing component. We state sales net of price, early payment and distributor discounts as well as volume rebates (collectively, variable consideration). Variable consideration, to the extent present, is not material and is recognized as the amount to which we are most-likely to be entitled, using all information (historical, current and forecasted) that is reasonably available to us, and only to the extent that a significant reversal in the amount of the cumulative revenue recognized is not probable of occurring in a future period. Differences, if any, between estimates of the amount of variable consideration to which we will be entitled and the actual amount of such variable consideration have not been material in the past. We occasionally receive partial or full consideration from our customers prior to the completion of our performance obligation (shipment of product). We record estimated deferred revenue on the amount to which we are most-likely to be entitled and deferred revenue is recognized into revenue as our performance obligation has been satisfied. Deferred revenue has not been material in the past. We report any tax assessed by a governmental authority that we collect from our customers that is both imposed on and concurrent with our revenue-producing activities (such as sales, use, value added and excise taxes) on a net basis (meaning we do not recognize these taxes either in our revenues or in our costs and expenses).

Frequently, we receive orders for products to be delivered over dates that may extend across reporting periods. We invoice for each delivery upon shipment and recognize revenue for each distinct shipment when all sales recognition criteria for that shipment have been satisfied. As scheduled delivery dates for these orders are within a one year period, under the optional exemption provided by ASC 606, we do not disclose sales allocated to future shipments of partially completed contracts.

We have determined that our disclosure of sales by segment meets the requirements to disclose a disaggregation of our sales into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. See Note 2.

Selling, general and administrative expenses; advertising costs. Selling, general and administrative expenses include costs related to marketing, sales, distribution, research and development and administrative functions such as accounting, treasury and finance, and include costs for salaries and benefits, travel and entertainment, promotional materials and professional fees, as well as any gains and losses on property and equipment. We expense advertising and research and development costs as incurred. Advertising costs were approximately $.5 million in each of 2023, 2024 and 2025. Research and development costs were not significant in 2023, 2024 or 2025.

Goodwill. Goodwill represents the excess of cost over fair value of individual net assets acquired in business combinations. Goodwill is not subject to periodic amortization. We evaluate goodwill for impairment annually or when circumstances indicate the carrying value may not be recoverable. See Note 5.

Property and equipment; depreciation expense. We state property and equipment, including purchased computer software for internal use, at cost. We compute depreciation of property and equipment for financial reporting purposes principally by the straight-line method over the estimated useful lives of 15 to 40 years for buildings and 3 to 20 years for equipment and software. We use the Alternative Depreciation System ("ADS") for income tax purposes. Upon sale or retirement of an asset, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized in income currently. Expenditures for maintenance, repairs and minor renewals are expensed; expenditures for major improvements are capitalized.

We perform impairment tests when events or changes in circumstances indicate the carrying value may not be recoverable. We consider all relevant factors. We perform the impairment test by comparing the estimated future undiscounted cash flows associated with the asset to the asset's net carrying value to determine if impairment exists.

Leases. We enter into various arrangements (or leases) that convey the rights to use and control identified underlying assets for a period of time in exchange for consideration. We lease various facilities and equipment. From time to time, we may also enter into an arrangement in which the right to use and control an identified underlying asset is embedded in another type of contract. We determine if an arrangement is a lease (including leases embedded in another type of contract) at inception. All of our leases are classified as operating leases under ASC Topic 842, *Leases.* Operating leases were not material in any year presented.

Employee benefit plans. We maintain various defined contribution plans in which we make contributions based on matching or other formulas. Defined contribution plan expense approximated $3.9 million in 2023, $3.5 million in 2024 and $4.0 million in 2025.

Self-insurance. We are partially self-insured for workers' compensation and certain employee health benefits and self-insured for most environmental issues. We purchase coverage in order to limit our exposure to significant workers' compensation or employee health benefit claims. We accrue self-insured losses based upon estimates of the aggregate liability for uninsured claims incurred using certain actuarial assumptions followed in the insurance industry and our own historical claims experience.

Income taxes. We, and our parent NL, are members of the Contran Tax Group. We have been and currently are a part of the consolidated tax returns filed by Contran for U.S. federal purposes as well as for certain U.S. state jurisdictions. As a member of the Contran Tax Group, we are jointly and severally liable for the federal income tax liability of Contran and the other companies included in the Contran Tax Group for all periods in which we are included in the Contran Tax Group. See Note 10.

As a member of the Contran Tax Group, we are a party to a tax sharing agreement which provides that we compute our provision for U.S. income taxes on a separate-company basis. Pursuant to the tax sharing agreement, we make payments to or receive payments from NL in amounts we would have paid to or received from the U.S. Internal Revenue Service or the applicable state tax authority had we not been a member of the Contran Tax Group. The separate company provisions and payments are computed using the tax elections made by Contran. We made net cash payments for income taxes to NL of $7.3 million in 2023, $6.2 million in 2024 and $6.1 million in 2025.

Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the income tax and financial reporting carrying amounts of assets and liabilities. Deferred income tax assets and liabilities for each tax-paying jurisdiction in which we operate are netted and presented as either a noncurrent deferred income tax asset or liability, as applicable. We periodically evaluate our deferred tax assets in the various taxing jurisdictions in which we operate and adjust any related valuation allowance based on the estimate of the amount of deferred tax assets which we believe do not meet the more-likely-than-not recognition criteria. See Notes 7 and 10.

We record a reserve for uncertain tax positions for tax positions where we believe it is more-likely-than-not our position will not prevail with the applicable tax authorities. We did not have a reserve for uncertain tax positions in 2023, 2024 or 2025.

Note 2 – Business and geographic segments:

We are organized into two operating segments based on the nature of the products offered. Our chief operating decision maker ("CODM") is our Vice Chairman of the Board. Our CODM is responsible for determining how to allocate resources and assessing performance. Our CODM evaluates segment performance based on segment operating income, which is defined as income before income taxes, exclusive of certain general corporate income and expense items (primarily interest income) and certain non-recurring items (such as gains or losses on the disposition of long-lived assets outside the ordinary course of business). The CODM considers current-period segment operating income compared to plan and prior-period on a monthly and/or quarterly basis for evaluating performance of each segment and making decisions about allocating capital and other resources. Our CODM is not regularly provided financial information related to the assets of the reportable segments, including capital expenditures, and he does not evaluate the reportable segments' performance or allocate resources to them based on assets. Therefore, total assets by reportable segment are not included in our segment disclosure. The accounting policies of the reportable operating segments are the same as those described in Note 1. Our two reportable operating segments are Security Products and Marine Components.

The Security Products segment, with a facility in South Carolina and a facility shared with Marine Components in Illinois, manufactures locking mechanisms and other security products for sale to the postal, transportation, office and institutional furniture, cabinetry, tool storage, healthcare applications and other industries.

The Marine Components segment, with a facility in Wisconsin and a facility shared with Security Products in Illinois, manufactures and distributes wake enhancement systems, stainless steel exhaust systems, custom metal fabricated parts, gauges, throttle controls, trim tabs and related hardware and accessories primarily for recreational marine and other industries.

For geographic information, the point of origin (place of manufacture) for all net sales is the U.S., the point of destination for net sales is based on the location of the customer, and property and equipment are attributable to their physical location. Intersegment sales are not material.

	Years ended December 31,					
	2023		2024		2025	
	(In thousands)					
Net sales:						
Security Products	$	121,182	$	115,243	$	120,703
Marine Components		40,105		30,698		37,582
Total	$	161,287	$	145,941	$	158,285
Cost of sales:						
Security Products	$	82,781	$	80,509	$	83,777
Marine Components		29,287		24,069		26,329
Total	$	112,068	$	104,578	$	110,106
Gross margin:						
Security Products	$	38,401	$	34,734	$	36,926
Marine Components		10,818		6,629		11,253
Total	$	49,219	$	41,363	$	48,179
Segment selling, general and administrative expense:						
Security Products	$	13,460	$	13,894	$	14,423
Marine Components		3,600		3,327		3,800
Total	$	17,060	$	17,221	$	18,223
Operating income:						
Security Products	$	24,941	$	20,840	$	22,503
Marine Components		7,218		3,302		7,453
Segment operating income		32,159		24,142		29,956
Corporate operating expenses		(6,724)		(7,119)		(7,352)
Operating income		25,435		17,023		22,604
Interest income		4,168		4,714		3,229
Income before income taxes	$	29,603	$	21,737	$	25,833
Depreciation and amortization:						
Security Products	$	2,748	$	2,489	$	2,462
Marine Components		1,217		1,202		1,190
Corporate		8		—		—
Total	$	3,973	$	3,691	$	3,652
Net sales point of destination:						
United States	$	155,092	$	141,328	$	154,175
Canada		3,153		1,860		1,569
Mexico		829		774		794
Other		2,213		1,979		1,747
Total	$	161,287	$	145,941	$	158,285

Note 3 – Accounts receivable, net:

	December 31, 2024		December 31, 2025	
	(In thousands)			
Accounts receivable, net:				
Security Products	$	12,149	$	11,474
Marine Components		2,034		2,362
Allowance for doubtful accounts		(70)		(70)
Total	$	14,113	$	13,766

Note 4 – Inventories, net:

	December 31, 2024		December 31, 2025	
	(In thousands)			
Raw materials:				
Security Products	$	4,063	$	3,979
Marine Components		1,589		1,641
Total raw materials		5,652		5,620
Work-in-process:				
Security Products		13,241		14,313
Marine Components		4,397		5,594
Total work-in-process		17,638		19,907
Finished goods:				
Security Products		2,895		3,002
Marine Components		2,181		1,881
Total finished goods		5,076		4,883
Total	$	28,366	$	30,410

Note 5 – Goodwill:

We assign goodwill based on *reporting unit* (as that term is defined in ASC Topic 350-20-20, *Goodwill*) which corresponds to our operating segments. All of our net goodwill relates to our Security Products segment and was generated from acquisitions relating to our Security Products segment prior to 2001. We test for goodwill impairment at the reporting unit level. In accordance with the requirements of ASC Topic 350-20-20, we review goodwill for each of our reporting units for impairment during the third quarter of each year or when circumstances arise that indicate an impairment might be present.

In 2023, 2024 and 2025, our goodwill was reviewed for impairment only in the third quarter of each year in connection with our annual testing date. No impairment was indicated as part of such annual reviews of goodwill. As permitted by GAAP, during each of 2023, 2024 and 2025 we used the qualitative assessment of ASC 350-20-35 for our annual impairment test.

Our gross goodwill at December 31, 2025 is $33.6 million. Prior to 2023, we recorded a $9.9 million goodwill impairment in our Marine Components segment resulting in a net consolidated carrying amount of $23.7 million. There have been no changes in the carrying amount of our goodwill during the past three years.

Note 6 – Accounts payable and accrued liabilities:

	December 31, 2024	December 31, 2025
	(In thousands)	
Accounts payable:		
Security Products	$ 3,016	$ 2,153
Marine Components	671	538
Corporate	—	6
Accrued liabilities:		
Employee benefits	9,794	11,186
Taxes other than on income	295	371
Professional services	263	263
Insurance	280	224
Utilities	95	120
Customer tooling	147	90
Advances from customers	100	61
Deferred revenue	97	50
Other	213	258
Total	$ 14,971	$ 15,320

Note 7 – Income taxes:

The provision for income taxes and the difference between such provision for income taxes and the amount that would be expected using the U.S. federal statutory income tax rate of 21% are presented below. All of our pre-tax income relates to operations in the United States.

	Years ended December 31,					
	2023		2024		2025	
	(In thousands)					
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. federal statutory tax rate	$ 6,217	21.0 %	$ 4,565	21.0 %	$ 5,425	21.0 %
State income taxes, net of federal income tax effect*	786	2.7	571	2.6	892	3.5
Other adjustments	7	—	14	.1	38	.1
Income tax expense	$ 7,010	23.7	$ 5,150	23.7	$ 6,355	24.6 %

* The majority of state income taxes relate to Illinois.

	Years ended December 31,		
	2023	2024	2025
	(In thousands)		
Components of income tax expense:			
Current income tax expense:			
U.S. federal	$ 6,627	$ 4,827	$ 5,824
State	1,103	763	1,225
	7,730	5,590	7,049
Deferred income tax benefit:			
U.S. federal	(609)	(398)	(597)
State	(111)	(42)	(97)
	(720)	(440)	(694)
Income tax expense	$ 7,010	$ 5,150	$ 6,355

The components of the net deferred tax liability are summarized below.

	December 31,			
	2024		2025	
	(In thousands)			
Tax effect of temporary differences related to:				
Inventories	$	394	$	417
Property and equipment		(1,005)		(529)
Accrued liabilities and other deductible differences		47		62
Accrued employee benefits		1,225		1,402
Goodwill		(1,693)		(1,693)
Other taxable differences		(35)		(35)
Net noncurrent deferred tax liability	$	(1,067)	$	(376)
Noncurrent deferred tax asset	$	—	$	29
Noncurrent deferred tax liability		(1,067)		(405)
Net noncurrent deferred tax liability	$	(1,067)	$	(376)

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law in the United States. The OBBBA, among other provisions, provides for bonus depreciation of qualified property, permanently modifies the interest expense deduction to use an adjusted taxable income based on a calculation similar to EBITDA, and makes changes to international tax provisions including Foreign-Derived Intangible Income ("FDII") (renamed Foreign-Derived Deduction Eligible Income ("FDDEI")). The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The OBBBA did not have a material impact on our 2025 consolidated financial statements, and we are in the process of evaluating the impact to future years as additional provisions take effect.

We and Contran file income tax returns in U.S. federal and various state and local jurisdictions. Our income tax returns prior to 2022 are generally considered closed to examination by applicable tax authorities.

The following table shows our net tax payments made in 2023, 2024 and 2025 disaggregated by taxing jurisdiction.

	Years ended December 31,					
	2023		2024		2025	
	(In thousands)					
U.S. federal	$	6,102	$	5,159	$	5,349
State						
Illinois		635		507		671
Other		570		587		95
Income tax payments	$	7,307	$	6,253	$	6,115

Note 8 – Stockholders' equity:

	Shares of common stock Issued and Outstanding
Balance at December 31, 2022	12,307,157
Issued	6,600
Balance at December 31, 2023	12,313,757
Issued	4,800
Balance at December 31, 2024	12,318,557
Issued	**4,500**
Balance at December 31, 2025	**12,323,057**

Share repurchases and cancellations. Prior to 2023, our board of directors authorized various repurchases of shares of our Class A common stock in open market transactions, including block purchases, or in privately-negotiated transactions at unspecified prices and over an unspecified period of time. We may repurchase our common stock from time to time as market conditions permit. The stock repurchase program does not include specific price targets or timetables and may be suspended at any time. Depending on market conditions, we may terminate the program prior to its completion. We will generally use cash on hand to acquire the shares. Repurchased shares will be added to our treasury and cancelled. We did not repurchase any shares of our common stock during 2023, 2024 or 2025. At December 31, 2025, 523,647 shares were available for purchase under these authorizations.

Incentive compensation plan. We have a share-based incentive compensation plan pursuant to which an aggregate of up to 200,000 shares of our Class A common stock can be awarded to non-employee members of our board of directors. All of the Class A common shares we issued in 2023, 2024 and 2025 were issued under this plan. At December 31, 2025, 115,150 shares were available for award under this plan.

Dividends. We paid regular quarterly dividends of $.25 per share during 2023 and $.30 per share during each of 2024 and 2025. Additionally, cash dividends also include a $2.00 per share special dividend in 2024 and a $1.00 per share special dividend in 2025. Declaration and payment of future dividends and the amount thereof, if any, is discretionary and dependent upon our results of operations, financial condition, cash requirements for our businesses, contractual requirements and restrictions and other factors deemed relevant by our board of directors.

Note 9 – Related party transactions:

We may be deemed to be controlled by Ms. Lisa Simmons and the Family Trust. See Note 1. Corporations that may be deemed to be controlled by or affiliated with these individuals sometimes engage in (a) intercorporate transactions such as guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties and (b) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions that resulted in the acquisition by one related party of a publicly-held minority equity interest in another related party. We continuously consider, review and evaluate, and understand that Contran and related entities consider, review and evaluate such transactions. Depending upon the business, tax and other objectives then relevant, it is possible that we might be a party to one or more such transactions in the future.

From time to time, we may have loans and advances outstanding between us and various related parties pursuant to term and demand notes. We generally enter into these loans and advances for cash management purposes. When we loan funds to related parties, we are generally able to earn a higher rate of return on the loan than we would earn if we invested the funds in other instruments. While certain of these loans may be of a lesser credit quality than cash equivalent instruments otherwise available to us, we believe we have evaluated the credit risks in the terms of the applicable loans. In this regard, prior to 2023, we entered into an unsecured revolving demand promissory note with Valhi under which, as amended, we have agreed to loan Valhi up to $25 million. Our loan to Valhi, as amended, bears interest at prime plus 1.00%, payable quarterly, with all principal due on demand, but in any event no earlier than December 31, 2027. Loans made to Valhi at any time under the agreement are at our discretion. At the end of our fiscal year in 2024 and 2025, the outstanding principal balance receivable from Valhi under the promissory note was $9.3 million and $8.0 million, respectively. Interest income (including unused commitment fees) on our loan to Valhi was $1.2 million in 2023, $1.0 million in 2024 and $.9 million in 2025.

Under the terms of an Intercorporate Service Agreement ("ISA") with Contran, employees of Contran perform certain management, tax planning, financial, legal and administrative services for us on a fee basis. Such fees are based upon the compensation of individual Contran employees providing services for us and/or estimates of time devoted to our affairs by such persons. Because of the number of companies affiliated with Contran, we believe we benefit from cost savings and economies of scale gained by not having certain management, financial and administrative staffs duplicated at each entity, thus allowing certain individuals to provide services to multiple companies but only be compensated by one entity. We negotiate ISA fees annually and agreements renew quarterly. Fees pursuant to these agreements aggregated $3.1 million 2023, $3.2 million in 2024 and $3.4 million in 2025.

Contran and certain of its subsidiaries and affiliates, including us, purchase certain of their insurance policies and risk management services as a group, with the costs of the jointly-owned policies and services being apportioned among the participating companies. Tall Pines Insurance Company ("Tall Pines"), a subsidiary of Valhi, underwrites certain insurance policies for Contran and certain of its subsidiaries and affiliates, including us. Tall Pines purchases reinsurance from highly rated (as determined by A.M. Best or other internationally recognized ratings agency) third-party insurance carriers for substantially all of the risks it underwrites. Consistent with insurance industry practices, Tall Pines receives commissions from the reinsurance underwriters and/or assesses fees for certain of the policies that it underwrites. We paid $3.4 million in each of 2023 and 2024 and $3.2 million in 2025 under the group insurance program, which amounts principally represent insurance premiums, including $1.1 million in each of 2023 and 2024 and $.8 million in 2025, respectively, for policies written by Tall Pines. Amounts paid under the group insurance program also include payments to insurers or reinsurers for the reimbursement of claims within our applicable deductible or retention ranges that such insurers and reinsurers paid to third parties on our behalf, as well as amounts for claims and risk management services and various other third-party fees and expenses incurred by the program. We expect these relationships will continue in 2026.

With respect to certain of such jointly-owned insurance policies, it is possible that unusually large losses incurred by one or more insureds during a given policy period could leave the other participating companies without adequate coverage under that policy for the balance of the policy period. As a result, and in the event that the available coverage under a particular policy would become exhausted by one or more claims, Contran and certain of its subsidiaries and affiliates, including us, have entered into a loss sharing agreement under which any uninsured loss arising because the available coverage had been exhausted by one or more claims will be shared ratably amongst those entities that had submitted claims under the relevant policy. We believe the benefits, in the form of reduced premiums and broader coverage associated with the group coverage for such policies, justifies the risk associated with the potential for any uninsured loss.

We are a party to a tax sharing agreement with Contran and NL providing for the allocation of tax liabilities and tax payments as described in Note 1. Under applicable law, we, as well as every other member of the Contran Tax Group, are each jointly and severally liable for the aggregate federal income tax liability of Contran and the other companies included in the Contran Tax Group for all periods in which we are included in the Contran Tax Group. NL has agreed, however, to indemnify us for any liability for income taxes of the Contran Tax Group in excess of our tax liability in accordance with the tax sharing agreement.

Note 10 – Commitments and contingencies:

Legal proceedings. We are involved, from time to time, in various environmental, contractual, product liability, patent (or intellectual property), employment and other claims and disputes incidental to our business. At least quarterly our management discusses and evaluates the status of any pending litigation to which we are a party. The factors considered in such evaluation include, among other things, the nature of such pending cases, the status of such pending cases, the advice of legal counsel and our experience in similar cases (if any). Based on such evaluations, we make a determination as to whether we believe (i) it is probable a loss has been incurred, and if so if the amount of such loss (or range of loss) is reasonably estimable, or (ii) it is reasonably possible but not probable a loss has been incurred, and if so if the amount of such loss (or range of loss) is reasonably estimable, or (iii) the probability a loss has been incurred is remote. We have not accrued any amounts for litigation matters because it is not reasonably possible we have incurred a loss that would be material to our consolidated financial position, results of operations or liquidity.

Environmental matters and litigation. Our operations are governed by various federal, state and local environmental laws and regulations. Our policy is to comply with environmental laws and regulations at all of our facilities and to continually strive to improve environmental performance in association with applicable industry initiatives. From time to time, we may be subject to environmental regulatory enforcement under various statutes, resolution of which typically involves the establishment of compliance programs. We believe our operations are in substantial compliance with applicable requirements of environmental laws.

Income taxes. From time to time, we undergo examinations of our income tax returns, and tax authorities have or may propose tax deficiencies. We believe we have adequately provided accruals for additional income taxes and related interest expense which may ultimately result from such examinations and we believe that the ultimate disposition of all such examinations should not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Concentration of credit risk. Our products are sold primarily in North America to original equipment manufacturers. Our ten largest customers accounted for approximately 52% of consolidated sales in 2023, 47% in 2024 and 52% in 2025. One customer of the Security Products segment accounted for 24% in 2023 (of which 11% related to a non-recurring pilot project), 21% in 2024 and 26% in 2025.

Note 11 – Financial instruments:

The following table presents the financial instruments that are not carried at fair value but which require fair value disclosure:

	December 31, 2024		December 31, 2025	
	Carrying amount	Fair value	Carrying amount	Fair value
	(In thousands)			
Cash and cash equivalents	$ 60,782	$ 60,782	$ 54,096	$ 54,096

Due to their near-term maturities, the carrying amounts of accounts receivable and accounts payable are considered equivalent to fair value. See Notes 3 and 6.

Note 12 – Recent Accounting Pronouncements:

Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*. The ASU requires additional annual disclosure and disaggregation for the rate reconciliation, income taxes paid and income tax expense by federal, state and non-U.S. tax jurisdictions. In addition, the standard increases the disclosure requirements for items included in the rate reconciliation that meet a quantitative threshold. We adopted the ASU during the year ended December 31, 2025 on a retrospective basis. See Note 7.

Pending Adoption

In November 2024, the FASB issued ASU No. 2024-03, *Reporting Comprehensive Income - Expense Disaggregation Disclosures*. The ASU requires additional information about specific expense categories in the notes to financial statements for both interim and annual reporting periods. The ASU is effective for us beginning with our 2027 Annual Report, and for interim reporting, in the first quarter of 2028, with early adoption permitted. We are in the process of evaluating the additional disclosure requirements.

Board of Directors

Loretta J. Feehan
Chair of the Board
(non executive)
Financial Consultant

Michael S. Simmons
Vice Chairman of the Board

Thomas E. Barry
Emeritus Professor of Marketing
Southern Methodist University

Terri L. Herrington
Private Investor

Scott C. James
President
and Chief Executive Officer

Ann Manix
Director
Blue Canyon Partners, Inc.

Gina A. Norris
Private Investor

Mary A. Tidlund
Private Investor

Executive Officers

Michael S. Simmons
Vice Chairman of the Board

Scott C. James
President and Chief Executive Officer

Kristin B. McCoy
Executive Vice President, Tax

Andrew B. Nace
Executive Vice President

Amy A. Samford
Executive Vice President
and Chief Financial Officer

John A. Sunny
Executive Vice President

Erica A. Austin
Senior Vice President, Employee Benefits

Bryan A. Hanley
Senior Vice President and Treasurer

Amy E. Ruf
Senior Vice President and Controller

Jane R. Grimm
Vice President, General Counsel
and Secretary

Bart W. Reichert
Vice President, Internal Audit

Darci B. Scott
Vice President, Tax



CompX® SECURITY PRODUCTS

CompX® NATIONAL

CompX® FORT

CompX® TIMBERLINE

CompX® CHICAGO

Stockholder Information

Exchange Listing
CompX International Inc. Class A Common Stock is traded on the NYSE American under the symbol "CIX"

Annual Meeting
The annual meeting of stockholders will be held Wednesday, May 20, 2026, at 10:00 a.m. at:

Corporate Headquarters
CompX International Inc.
The Conference Center
at Three Lincoln Centre
5430 LBJ Freeway, Suite 350
Dallas, Texas 75240
All stockholders are welcome to attend.

Transfer Agent & Registrar
Computershare Trust
Company, N. A.
P.O. Box 43006
Providence, RI 02940-3006
877.373.6374

Form 10-K Report
The Company's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission, is included as part of this Annual Report.

Copies of the Annual Report are available free of charge at the Company's website at **compxinternational.com**. Copies are also available without charge upon written request to:

Bryan A. Hanley
Investor Relations

Jane R. Grimm
Secretary

CompX International Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, TX 75240
972.448.1400 | compxinternational.com

CompX® MARINE

Custom Marine® STAINLESS EXHAUST

Livorsi
Livorsi Marine, Inc.® • livorsi.com



CompX®

CIX
LISTED
NYSE AMERICAN

972.448.1400 • compxinternational.com